# Prospectus

This Prospectus describes two funds:

- MFS Money Market Fund seeks high current income consistent with preservation of capital and liquidity.
- MFS Government Money Market Fund seeks high current income consistent with preservation of capital and liquidity.

**The Securities and Exchange Commission has not approved or disapproved the funds' shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.**

JANUARY 1, 2001

MFS® MONEY MARKET FUND/MFS® GOVERNMENT MONEY MARKET FUND

# TABLE OF CONTENTS

## 1. MFS Money Market Fund

### Investment Objective

The fund's investment objective is to seek as high a level of current income as is considered consistent with the preservation of capital and liquidity. The fund's objective may not be changed without shareholder approval.

### Principal Investment Policies

The fund is a money market fund, meaning it tries to maintain a share price of $1.00 while paying income to its shareholders. The fund invests in money market instruments, which are short-term notes or other debt securities issued by banks or other corporations, or the U.S. government or other governmental entities. Under normal market conditions, the fund invests at least 80% of its total assets in the following money market instruments:

- *U.S. government securities*, which are bonds or other debt obligations issued by, or whose principal and interest payments are guaranteed by, the U.S. government or one of its agencies or instrumentalities
- *Repurchase agreements* collateralized by U.S. government securities
- *Certificates of deposit, bankers' acceptances and other bank obligations*, provided that the bank obligations are insured by the Federal Deposit Insurance Corporation or the issuing bank has capital, surplus, and undivided profits in excess of $100 million
- *Commercial paper* which is rated within the highest credit rating by one or more rating agencies or which is unrated and considered by the fund's investment adviser, Massachusetts Financial Services Company (referred to as MFS or the adviser) to be of comparable quality
- *Short-term corporate obligations* which are rated within the two highest credit ratings by one or more rating agencies

The fund may invest up to 20% of its total assets in short-term notes or other debt securities not specifically described in the list above that are of comparable high quality and liquidity. These securities may include U.S. dollar-denominated securities of foreign issuers, including foreign companies, foreign governments and sovereign entities (such as government agencies), foreign banks and U.S. branches of foreign banks. These securities will be rated in the two highest credit ratings by rating agencies or unrated and considered by MFS to be of comparable quality.

The fund may invest in municipal securities and participation interests in municipal securities issued by banks when yield differentials make investment in these securities attractive. Up to 20% of the fund's assets may be invested in these securities. Municipal securities are bonds or other debt obligations of a U.S. state or political subdivision, such as a county, city, town,

village, or authority. Participation interests in municipal securities are interests in holdings of municipal obligations backed by a letter of credit or guarantee from the issuing bank.

A money market fund must follow strict rules as to the investment quality, maturity, diversification and other features of the securities it purchases. Money market instruments purchased by the fund have maturities of 13 months or less, and the average remaining maturity of the securities cannot be greater than 90 days.

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The type of securities and investment techniques and practices in which the fund may engage are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information.

## Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Money Market Instruments Risk:* Money market instruments provide opportunities for income with low credit risk, but may result in a lower yield than would be available from debt obligations of a lower quality or longer term. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.
- *Foreign Markets Risk:* Although the fund's investments in foreign issuers involve relatively low credit risk, an investment in the fund may involve a greater degree of risk than an investment in a fund that invests only in debt obligations of U.S. domestic issuers. Investing in foreign securities involves risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:
    - These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.
    - Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.
    - Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.
    - Foreign markets may be less liquid and more volatile than U.S. markets.

- *Municipal Securities Risk:*

    - *Interest Rate Risk:* As with any fixed income security, the prices of municipal securities in the fund's portfolio will generally fall when interest rates rise. Conversely, when interest rates fall, the prices of municipal securities in the fund's portfolio will generally rise.

    - *Maturity Risk:* Interest rate risk will generally affect the price of a municipal security more if the security has a longer maturity. Municipal securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, municipal securities with shorter maturities will be less volatile but generally provide lower returns than municipal securities with longer maturities. The average maturity of the fund's municipal security investments will affect the volatility of the fund's share price.

    - *Credit Risk:* Credit risk is the risk that the issuer of a municipal security will not be able to pay principal and interest when due. Rating agencies assign credit ratings to certain municipal securities to indicate their credit risk. The price of a municipal security will generally fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer's credit rating or other news affects the market's perception of the issuer's credit risk. A participation interest is also subject to the risk of default by the issuing bank.

    - *General Obligations and Revenue Obligations Risk:* The fund may invest in municipal bonds that are general obligations backed by the full faith and credit of the municipal issuer. The fund may also invest in municipal bonds called revenue obligations which are subject to a higher degree of credit risk than general obligations. Revenue obligations finance specific projects, such as building a hospital, and are not backed by the full faith and credit of the municipal issuer. Because revenue obligations are repaid from the revenues from a facility, they are subject to a risk of default in payments of principal and interest if the facility does not generate enough income.

*An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.*

## Bar Chart and Performance Table for MFS Money Market Fund

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart is based upon calendar year periods, while performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

### Bar Chart

The bar chart shows changes in the annual total returns of the fund's shares for the past ten calendar years, assuming the reinvestment of distributions.



10
0
7.71%
5.59%
3.03%
2.39%
3.52%
5.25%
4.75%
4.91%
4.96%
4.67%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999


The total return for the nine month period ended September 30, 2000 was 4.33%. During the period shown in the bar chart, the highest quarterly return was 1.90% (for the calendar quarter ended June 30, 1990) and the lowest quarterly return was 0.56% (for the calendar quarter ended June 30, 1993).

## Performance Table for MFS Money Market Fund

This table shows the average annual total returns of the shares for certain periods and assumes the reinvestment of distributions.

### Average Annual Total Returns as of December 31, 1999

| | 1 Year | 5 Year | 10 Year |
|---|---|---|---|
| Shares | 4.67% | 4.91% | 4.67% |

If you would like the fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page.

## 2. MFS Government Money Market Fund

### Investment Objective

The fund's investment objective is to seek as high a level of current income as is considered consistent with the preservation of capital and liquidity. The fund's objective may not be changed without shareholder approval.

### Principal Investment Policies

The fund is a money market fund, meaning it tries to maintain a share price of $1.00 while paying income to its shareholders. The money market instruments in which the fund invests include:

- *U.S. government securities,* which are bonds or other debt obligations issued by, or whose principal and interest payments are guaranteed by, the U.S. government or one of its agencies or instrumentalities
- *Repurchase agreements* collateralized by U.S. government securities

A money market fund must follow strict rules as to the investment quality, maturity, diversification and other features of the securities it purchases. Money market instruments purchased by the fund have maturities of 13 months or less, and the average remaining maturity of the securities cannot be greater than 90 days.

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

### Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Money Market Instruments Risk:* Money market instruments provide opportunities for income with low credit risk, but may result in a lower yield than would be available from debt obligations of a lower quality or longer term.

Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

*An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.*

## Bar Chart and Performance Table for MFS Government Money Market Fund

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart is based upon calendar year periods, while performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

### Bar Chart

The bar chart shows changes in the annual total returns of the fund's shares for the past ten calendar years, assuming the reinvestment of distributions.



10
8
6
4
2
0
7.37%
5.28%
2.95%
2.18%
3.26%
5.18%
4.63%
4.64%
4.82%
4.39%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999


The total return for the nine month period ended September 30, 2000 was 4.04%. During the period shown in the bar chart, the highest quarterly return was 1.83% (for the calendar quarter ended March 31, 1990) and the lowest quarterly return was 0.53% (for the calendar quarters ended September 30, 1993 and December 31, 1993).

## Performance Table for MFS Government Money Market Fund

This table shows the average annual total returns of the shares for certain periods and assumes the reinvestment of distributions.

### Average Annual Total Returns as of December 31, 1999

| | 1 Year | 5 Year | 10 Year |
|---|---|---|---|
| Shares | 4.39% | 4.73% | 4.46% |

If you would like the fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page.

## 1. MFS Money Market Fund

### Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

**Shareholder Fees** (fees paid directly from your investment)

| | |
|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 0.00% |
| Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less) | 0.00% |

**Annual Fund Operating Expenses** (expenses that are deducted from fund assets)

| | |
|---|---|
| Management Fees | 0.42% |
| Other Expenses | 0.24% |
| Total Annual Fund Operating Expenses[1] | 0.66% |

(1) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, the "Total Annual Fund Operating Expenses" would have been 0.63%.

## Example of Expenses

*These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.*

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

| Share Class | Year 1 | Year 3 | Year 5 | Year 10 |
|---|---|---|---|---|
| Shares | $ 67 | $211 | $368 | $822 |

## 2. MFS Government Money Market Fund

### Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

| **Shareholder Fees** (fees paid directly from your investment) | |
|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 0.00% |
| Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less) | 0.00% |

| **Annual Fund Operating Expenses** (expenses that are deducted from fund assets) | |
|---|---|
| Management Fees | 0.50% |
| Other Expenses | 0.36% |
| Total Annual Fund Operating Expenses[(1)] | 0.86% |

(1) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, the "Total Annual Fund Operating Expenses" would have been 0.83%.

## Example of Expenses

*These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.*

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

| Share Class | Year 1 | Year 3 | Year 5 | Year 10 |
|---|---|---|---|---|
| Shares | $88 | $274 | $477 | $1,061 |

## Further Information on Investment Strategies and Risks

Each fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which each fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the funds' Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

## Temporary Defensive Policies

In addition, each fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While a fund invests defensively, it may not be able to pursue its investment objective. A fund's defensive investment position may not be effective in protecting its value.

## Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the funds' investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $137.95 billion as of November 30, 2000.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services each fund pays MFS an annual management fee computed and paid monthly at an annual rate equal to 0.50% of the first $300 million of the average daily net assets of the fund; 0.45% of the next $400 million of such assets; 0.40% of the next $300 million of such assets; and 0.35% of such assets in excess of $1 billion. For each fund's fiscal year ended August 31, 2000, MFS received management fees of 0.42% and 0.50% of the average daily net assets of the MFS Money Market Fund and MFS Government Money Market Fund, respectively.

## Portfolio Manager

Jean O. Alessandro, an Assistant Vice President of MFS, has been employed in the investment management area of MFS since 1986 and has been a portfolio manager of each fund since January 1, 1998. Terri Vittozzi has been employed in the investment management area of MFS since 1992 and became a portfolio manager of each fund effective October 1, 2000.

## Administrator

MFS provides each fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by each fund for a portion of the costs it incurs in providing these services.

## Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the funds.

## Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the funds, for which it receives compensation from the funds.

## V DESCRIPTION OF SHARE CLASS

Each fund offers one class of shares. Shares of each fund may be purchased and redeemed at net asset value, normally $1.00 per share.

You may purchase, exchange and redeem shares of each fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem shares, which are described in the next section under the caption "Investor Services and Programs."

## How to Purchase Shares

You may purchase shares of each fund at net asset value without incurring a sales charge. It is anticipated that the net asset value of $1.00 per share will remain constant. While there is no sales charge, your financial adviser may charge you for their services in connection with purchasing shares of either fund.

**Initial Purchase.** You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;
- if you establish an automatic exchange plan; or
- if you establish an account under either:
  - a tax-deferred retirement program (other than an IRA) where investments are made by means of group remittal statements; or
  - an employer sponsored investment program.

The minimum initial investment for IRAs is $250 per account.

**Adding to Your Account.** There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;
- ask your financial adviser to purchase shares on your behalf;
- wire additional investments through your bank (call MFSC first for instructions); or
- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

## How to Exchange Shares

You can exchange your shares of either fund for shares of the other fund at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). If you exchange your shares out of the funds into class A shares of any other

MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

However, you will not pay the charge if:

- the shares exchanged from either fund were acquired by an exchange from any other MFS fund;
- the shares exchanged from either fund were acquired by automatic investment of dividends from any other MFS fund paid after June 1, 1992; or
- the shares being exchanged would have, at the time of purchase, been eligible for purchase at net asset value had you invested directly in the MFS fund into which the exchange is being made.

In addition, shares of the MFS Money Market fund previously acquired through an exchange from class C or class I shares of an MFS Fund may be exchanged for class C shares or class I shares of any of the other MFS Funds at net asset value. Shares otherwise subject to a contingent deferred sales charge ("CDSC") will not be charged a CDSC in an exchange. However, when you redeem the shares acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices, which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations and market timing policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

## How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. A fund will send out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, a fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, a fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

### Redeeming Directly through MFSC.

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.
- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

**Redeeming through Your Financial Adviser.** You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

**Signature Guarantee/Additional Documentation.** In order to protect against fraud, each fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

## Other Considerations

**Right to Reject or Restrict Purchase and Exchange Orders.** Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

**Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio

management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

**In-kind Distributions.** The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that a fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. Neither fund expects to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

**Involuntary Redemptions/Small Accounts.** Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of either fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in a fund is made through a retirement plan.

## Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares (this option will be assigned if no other option is specified);
- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or
- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of a fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the distribution record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

## Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you by the MFS family of funds (the MFS funds) with respect to class A, B and C shares, without extra charge:

**Automatic Investment Plan.** You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

**Automatic Exchange Plan.** If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, into class A shares of any other MFS

fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

**Reinvest Without a Sales Charge.** You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

**Distribution Investment Program.** You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

**Systematic Withdrawal Plan.** You may elect to automatically receive (or designate someone else to receive) periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares.

**Free Checkwriting.** You may redeem your shares of certain funds by writing checks against your account. Checks must be for at least $500 and investments made by check must have been in your account for at least 15 days before you can write checks against them. There is no charge for this service. To authorize your account for checkwriting, contact MFSC (see back cover page for address and phone number).

Shares in your account equal in value to the amount of the check plus the applicable CDSC (if any) and any income tax required to be withheld (if any) are redeemed to cover the amount of the check. If your account value is not great enough to cover these amounts, your check will be dishonored.

## Pricing of Fund Shares

The price of each fund's shares is based on its net asset value. The net asset value of each fund's shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the funds value their securities at amortized cost or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if the Trustees determine that amortized cost does not constitute fair value.

Fair value pricing may be used by a fund when current market values are unavailable or when an event occurs after the close of the market on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by a fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or
- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

## Distributions

Each fund intends to declare daily as dividends substantially all of its net income (excluding any net capital gains) and to pay these dividends to shareholders at least monthly. Because the net income of each fund's shares is declared as a dividend each day that the net income of a share is determined, the net asset value of a fund's shares remains at $1.00 per share immediately after such determination and dividend declaration. Any increase in the value of your investment in the funds, representing the reinvestment of dividend income, is reflected by an increase in the number of shares of a fund in your account. Any realized net capital gains are distributed at least annually.

## Tax Considerations

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in a fund may have on your particular tax situation.

**Taxability of Distributions.** As long as a fund qualifies for treatment as a regulated investment company (which each fund has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from a fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. Other distributions (including distributions derived from interest or municipal securities) are generally taxable as ordinary income. Distributions derived from interest on U.S. government securities (but not distributions of gain from the sale of such securities) may be exempt from state and local taxes. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

If you are neither a citizen nor a resident of the U.S., each fund will in which you invest withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. Each fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors in a should read that fund's Account Application for additional information regarding backup withholding of federal income tax.

## Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of each fund, and which may be managed by a fund's portfolio manager(s). While a fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

## Provision of Annual and Semiannual Reports and Prospectuses

Each fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of a fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

The financial highlights table is intended to help you understand each fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in a fund (assuming reinvestment of all distributions). This information has been audited by the funds' independent auditors, whose report, together with a fund's financial statements, are included in each fund's Annual Report to shareholders. Each fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The funds' independent auditors are Deloitte & Touche LLP.

## Class A Shares

### MFS Money Market Fund

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| *Per share data (for a share outstanding throughout each period):* | | | | | |
| Net asset value — beginning of period | $ 1.00 | $ 1.00 | $ 1.00 | $1.00 | $1.00 |
| Income from investment operations — | | | | | |
| Net investment income | $ 0.05 | $ 0.04 | $ 0.05 | $0.05 | $0.05 |
| Less distributions declared to shareholders from net investment income | $(0.05) | $ (0.04) | $(0.05) | $(0.05) | $(0.05) |
| Net asset value — end of period | $ 1.00 | $ 1.00 | $ 1.00 | $ 1.00 | $ 1.00 |
| Total return | 5.58% | 4.54% | 5.03% | 4.61% | 4.86% |
| *Ratios (to average net assets)/ Supplemental data:* | | | | | |
| Expenses## | 0.66% | 0.69% | 0.74% | 0.80% | 0.79% |
| Net investment income | 5.38% | 4.38% | 4.88% | 4.71% | 4.78% |
| *Net assets at end of period (000,000 Omitted)* | $ 913 | $1,080 | $1,071 | $ 634 | $ 644 |

## Ratios do not reflect expense reductions from certain expense offset arrangements.

## MFS Government Money Market Fund

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| *Per share data (for a share outstanding throughout each period):* | | | | | |
| Net asset value — beginning of period | $ 1.00 | $ 1.00 | $ 1.00 | $ 1.00 | $ 1.00 |
| Income from investment operations — | | | | | |
| Net investment income | $ 0.05 | $ 0.04 | $ 0.05 | $ 0.05 | $ 0.05 |
| Less distributions declared to shareholders | | | | | |
| From net investment income | $ (0.05) | $ (0.04) | $ (0.05) | $ (0.05) | $ (0.05) |
| Net asset value — end of period | $ 1.00 | $ 1.00 | $ 1.00 | $ 1.00 | $ 1.00 |
| Total return | 5.18% | 4.35% | 4.85% | 4.81% | 4.73% |
| *Ratios (to average net assets)/ Supplemental data:* | | | | | |
| Expenses## | 0.86% | 0.78% | 0.88% | 0.85% | 0.89% |
| Net investment income | 5.05% | 4.26% | 4.70% | 4.02% | 4.64% |
| *Net assets at end of period (000 Omitted)* | $44,038 | $57,074 | $44,843 | $38,387 | $42,499 |

## Ratios do not reflect expense reductions from certain expense offset arrangements.

## Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are also described, together with these risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques are described, together with their risks, in the SAI.

### Investment Techniques/Practices

**Symbols** ✔ permitted — not permitted

| | MFS Money Market Fund |
|---|---|
| *Debt Securities* | |
| *Asset-Backed Securities* | |
| Collateralized Mortgage Obligations and Multiclass Pass-Through Securities | — |
| Corporate Asset-Backed Securities | ✔ |
| Mortgage Pass-Through Securities | — |
| Stripped Mortgage-Backed Securities | — |
| Corporate Securities | ✔ |
| Loans and Other Direct Indebtedness | — |
| Lower Rated Bonds | — |
| Municipal Bonds | ✔ |
| Speculative Bonds | — |
| U.S. Government Securities | ✔ |
| Variable and Floating Rate Obligations | ✔ |
| Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds | ✔ |
| Equity Securities | — |
| *Foreign Securities Exposure* | |
| Brady Bonds | — |
| Depositary Receipts | — |
| Dollar-Denominated Foreign Debt Securities | ✔ |
| Emerging Markets | — |
| Foreign Securities | — |
| Forward Contracts | — |
| Futures Contracts | — |
| Indexed Securities | — |
| Inverse Floating Rate Obligations | — |

| Symbols | ✔ permitted | — not permitted |
|---|---|---|

| | MFS Money Market Fund |
|---|---|
| *Investment in Other Investment Companies* | |
| Open-End Funds | —* |
| Closed-End Funds | ✔ |
| Lending of Portfolio Securities | —* |
| *Leveraging Transactions* | |
| Bank Borrowings | —* |
| Mortgage "Dollar-Roll" Transactions | ✔** |
| Reverse Repurchase Agreements | —* |
| *Options* | |
| Options on Foreign Currencies | — |
| Options on Futures Contracts | — |
| Options on Securities | — |
| Options on Stock Indices | — |
| Reset Options | — |
| "Yield Curve" Options | — |
| Repurchase Agreements | ✔ |
| Restricted Securities | —* |
| Short Sales | —* |
| Short Sales Against the Box | —* |
| Short Term Instruments | ✔ |
| Swaps and Related Derivative Instruments | — |
| Temporary Borrowings | ✔ |
| Temporary Defensive Positions | ✔ |
| Warrants | — |
| "When-issued" Securities | — |

* May only be changed with shareholder approval

** The fund will enter into "covered" mortgage dollar-roll transactions, meaning that the fund segregates liquid securities equal in value to the securities it will repurchase and does not use these transactions as a form of leverage.

## Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are also described, together with these risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques are described, together with their risks, in the SAI.

### Investment Techniques/Practices

**Symbols** ✓ permitted — not permitted

| | MFS Government Money Market Fund |
|---|---|
| *Debt Securities* | |
| *Asset-Backed Securities* | |
| Collateralized Mortgage Obligations and Multiclass Pass-Through Securities | — |
| Corporate Asset-Backed Securities | — |
| Mortgage Pass-Through Securities | — |
| Stripped Mortgage-Backed Securities | — |
| Corporate Securities | — |
| Loans and Other Direct Indebtedness | — |
| Lower Rated Bonds | — |
| Municipal Bonds | — |
| Speculative Bonds | — |
| U.S. Government Securities | ✓ |
| Variable and Floating Rate Obligations | ✓ |
| Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds | ✓ |
| Equity Securities | — |
| *Foreign Securities Exposure* | |
| Brady Bonds | — |
| Depositary Receipts | — |
| Dollar-Denominated Foreign Debt Securities | — |
| Emerging Markets | — |
| Foreign Securities | — |
| Forward Contracts | — |
| Futures Contracts | — |
| Indexed Securities/Structured Products | — |
| Inverse Floating Rate Obligations | — |

| **Symbols** | ✔ permitted | — not permitted |
|---|---|---|

| MFS Government Money Market Fund | |
|---|---|
| *Investment in Other Investment Companies* | |
| Open-End Funds | —* |
| Closed-End Funds | ✔ |
| Lending of Portfolio Securities | — |
| *Leveraging Transactions* | |
| Bank Borrowings | —* |
| Mortgage "Dollar-Roll" Transactions | ✔** |
| Reverse Repurchase Agreements | —* |
| *Options* | |
| Options on Foreign Currencies | — |
| Options on Futures Contracts | — |
| Options on Securities | — |
| Options on Securities Indices | — |
| Reset Options | — |
| "Yield Curve" Options | — |
| Repurchase Agreements | ✔ |
| Restricted Securities | —* |
| Short Sales | —* |
| Short Sales Against the Box | —* |
| Short Term Instruments | — |
| Swaps and Related Derivative Instruments | — |
| Temporary Borrowings | ✔ |
| Temporary Defensive Positions | ✔ |
| Warrants | — |
| "When-issued" Securities | — |

* May only be changed with shareholder approval.

** The fund will only enter into "covered" mortgage dollar-roll transactions, meaning that the fund segregates liquid securities equal in value to the securities it will repurchase and does not use these transactions as a form of leverage.

## MFS® MONEY MARKET/GOVERNMENT MONEY MARKET FUND

If you want more information about the funds, the following documents are available free upon request:

**Annual/Semiannual Reports.** These reports contain information about a fund's actual investments. Annual reports discuss the effect of recent market conditions and a fund's investment strategy on the fund's performance during its last fiscal year.

**Statement of Additional Information (SAI).** The SAI, dated January 1, 2001, provides more detailed information about the funds and is incorporated into this prospectus by reference.

**You can get free copies of the annual/semiannual reports, the SAI and other information about the funds, and make inquiries about the fund, by contacting:**

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: **http://www.mfs.com**

Information about the funds (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the fund are available on the EDGAR Database on the Commission's Internet website at **http://www.sec.gov**, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-2594

MCM-1 12/00 143M 10/310/810/22

MFS INVESTMENT MANAGEMENT
*We invented the mutual fund®*

# Statement of Additional Information

**MFS® MONEY MARKET/GOVERNMENT MONEY MARKET FUND**

**JANUARY 1, 2001**

**Each a series of MFS Series Trust IV**
**500 Boylston Street, Boston, MA 02116**
**(617) 954-5000**

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Funds' Prospectus dated January 1, 2001. This SAI should be read in conjunction with the Prospectus. Each Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Funds' Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Funds, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

**This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.**

MCM-13 12/00 1M 10/310/810/22

# Statement of Additional Information

**PART I**

*Part I of this SAI contains information that is particular to the Funds.*

## TABLE OF CONTENTS

## I DEFINITIONS

"Funds" — MFS® Money Market Fund and MFS® Government Money Market Fund, each a series of the Trust.

"Trust" — MFS Series Trust IV, a Massachusetts business trust. The Trust was known as Massachusetts Cash Management Trust prior to August 27, 1993.

"MFS" or the "Adviser" — Massachusetts Financial Services Company, a Delaware corporation.

"MFD" or "Distributor" — MFS Fund Distributors, Inc., a Delaware corporation.

"Prospectus" — The Prospectus of the Funds, dated January 1, 2001, as amended or supplemented from time to time.

## II MANAGEMENT OF THE FUNDS

**The Funds**

Each Fund is a diversified series of the Trust. This means that, with respect to 75% of a Fund's total assets, the Fund may not (1) purchase more than 10% of the outstanding voting securities of any one issuer, or (2) purchase securities of any issuer if as a result more than 5% of a Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities. The Trust is an open-end management investment company.

Each Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 (the "1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Funds. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

**Trustees and Officers – Identification and Background**

The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

**Trustee Compensation**

Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

**Affiliated Service Provider Compensation**

Compensation paid by a Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

## III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

**Sales Charges**

Sales charges, if any, paid in connection with the purchase and sale of each Fund's shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

**Distribution Plan Payments**

Payments made by each Fund under its Distribution Plan, if any, for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

## IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by each Fund for certain specified periods, and information concerning purchases by each Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of a Fund. The Trustees (together with the Trustees of certain other MFS funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS funds (including the Funds) to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Inc. (which provides information useful to the Trustees in reviewing the relationship between the funds and the Adviser).

## V SHARE OWNERSHIP

Information concerning the ownership of each Fund's shares by Trustees and officers of the Trust as a group, by investors who control a Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

## VI PERFORMANCE INFORMATION

Performance information, as quoted by the Funds in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

## VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

**Investment Techniques, Practices and Risks**

The investment objective and principal investment policies of each Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, each

Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations apply to the investment techniques and practices of the MFS Money Market Fund:

| **Investment Limitation** | **Percentage Limitation (based on net assets)** |
|---|---|
| Finance companies, banks, bank holding companies and utility companies | Up to 75% of net assets |
| Bank obligations where the issuing bank has capital, surplus and undivided profits less than or equal to $100 million | Up to 10% of net assets |

**Investment Restrictions**

The Funds have adopted the following restrictions which cannot be changed without the approval of the holders of a majority of a Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or Series or class, as applicable, or (ii) 67% or more of the outstanding shares of the Trust or the Fund or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or a series or class, as applicable, are represented in person or by proxy). Except with respect to the Funds' policy on borrowing and investing in illiquid securities, these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy.

Neither Fund may:

(1) Borrow money or pledge, mortgage or hypothecate its assets, except as a temporary measure in an amount not to exceed one-third of its total assets (taken at current value) to facilitate redemptions (a loan limitation in excess of 5% is generally associated with a leveraged fund, but, since neither Fund anticipates paying interest on borrowed money at rates comparable to its yield, neither Fund has any intention of attempting to increase its net income by means of borrowing. Each Fund will borrow money only to accommodate requests for the repurchase of its shares while effecting an orderly liquidation of portfolio securities); and except that either Fund may enter into repurchase agreements (see description above);

(2) Underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security.

(3) Purchase voting securities of any issuer or purchase the securities of any issuer if, as a result thereof, more than 25% of that Fund's total assets (taken at current value) would be concentrated in any one industry; provided, however, that (a) there is no limitation in respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and (b) each Fund may invest up to 75% of its assets in all finance companies as a group, all banks and bank holding companies as a group and all utility companies as a group when in the opinion of management yield differentials and money market conditions suggest and when cash is available for such investment and instruments are available for purchase which fulfill the Fund's objective in terms of quality and marketability.

(4) Purchase or retain real estate (including limited partnership interests but excluding securities of companies which deal in real estate or interests therein), mineral leases, commodities or commodity contracts;

(5) Make loans to other persons except by the purchase of obligations in which that Fund is authorized to invest and by entering into repurchase agreements (see description above); not more than 10% of the total assets of either Fund (taken at current value) will be subject to repurchase agreements maturing in more than seven days;

(6) Purchase the securities of any issuer if such purchase, at the time thereof, would cause more than 5% of that Fund's total assets (taken at current value) to be invested in the securities of such issuer, other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities;

(7) Purchase securities of any issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities) if such purchase, at the time thereof would cause that Fund to hold more than 10% of any class of securities of such issuer; for this purpose all debt obligations of an issuer maturing in less than one year shall be deemed a single class.

(8) Invest in companies for the purpose of exercising control or management.

(9) Purchase securities issued by any registered investment company except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchase other than the customary broker's commission, or except when such purchase, though not made in the open market, is part of a plan of merger or consolidation; provided, however, that neither Fund will purchase the securities of any registered investment company if such purchase at the time thereof would cause more than 10% of the total assets of that Fund (taken at current value) to be invested in the securities of such issuers; and provided, further, that neither Fund will purchase securities issued by any open-end investment company;

(10) Purchase any securities on margin, except that either Fund may obtain such credits as may be necessary for the clearance of purchases and sales of securities.

(11) Make short sales of securities.

(12) Purchase or retain securities of any issuer any of whose officers, directors, or security-holders is a Trustee or officer of the Trust, or is an officer or Director of the Adviser, if or so long as one or more of such persons owns beneficially more than 1/2 of 1% of any class of securities, taken at market value, of such issuer, and such persons owning more than 1/2 of 1% of such securities together own beneficially more than 5% of any class of securities, taken at market value;

(13) Write, purchase or sell any put or call option.

(14) Invest more than 5% of its total assets (taken at current value) in companies which, including predecessors, have a record of less than three years' continuous operation.

(15) Invest in securities which are restricted as to disposition under federal securities laws, or securities with other legal or contractual restrictions on resale, except for repurchase agreements.

In addition, each Fund has the following nonfundamental policy which may be changed without shareholder approval. Neither Fund will:

(1) Invest more than 25% of its total assets (taken at market value) in any one industry.

## VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

## IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Deloitte & Touche LLP are each Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at August 31, 2000, the Statement of Operations for the year ended August 31, 2000, the Statement of Changes in Net Assets for the two years ended August 31, 1999 and August 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Reports to Shareholders of the Funds, are incorporated by reference into this SAI in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

## TRUSTEES AND OFFICERS – IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

**Trustees**

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Private Investor; Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer (until November 2000); KeySpan Corporation (energy related services), Director
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL Associates Properties, Inc. (a real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman (since November 1993), Chairman and Trustee (prior to November 1993)
Address: Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private Investor; IT Group Inc. (diversified environmental and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman and Director
Address: Boston Massachusetts

**Officers**

GEOFFREY L. KURINSKY,* Vice President (born 7/7/53)
Massachusetts Financial Services Company, Senior Vice President

STEPHEN E. CAVAN,* Clerk and Secretary (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Clerk and Assistant Secretary (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (from September 1994 until March 1997)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (prior to September 1996)

LAURA HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services; Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

* "Interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other funds of which MFS or a subsidiary of MFS is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

## MFS MONEY MARKET FUND
## TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $3,250 per year plus $165 per meeting and $130 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The retirement age under the plan is 73.

### Trustee Compensation Table

| Trustee | Trustee Fees from Fund(1) | Retirement Benefit Accrued as Part of Fund Expense(1) | Estimated Credited Years of Service(2) | Total Trustee Fees from Fund and Fund Complex(3) |
|---|---|---|---|---|
| Jeffrey L. Shames | $ 0 | $ 0 | N/A | $ 0 |
| J. Atwood Ives | 5,423 | 2,032 | 17 | 132,623 |
| Lawrence T. Perera | 5,528 | 2,310 | 26 | 144,098 |
| William Poorvu | 5,693 | 2,319 | 25 | 141,338 |
| Charles W. Schmidt | 5,463 | 2,235 | 20 | 137,678 |
| Arnold D. Scott | 0 | 0 | N/A | 0 |
| Elaine R. Smith | 5,953 | 2,205 | 27 | 144,098 |
| David B. Stone | 6,492 | 2,532 | 12 | 151,418 |

(1) For the fiscal year ended August 31, 2000.

(2) Based upon normal retirement age of 73 (age 74 for Mr. Stone).

(3) Information provided is provided for calendar year 1999. All Trustees receiving compensation served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

### Estimated Annual Benefits Payable by Fund Upon Retirement(4)

| | Years of Service | | | |
|---|---|---|---|---|
| Average Trustee Fees | 3 | 5 | 7 | 10 or more |
| $4,881 | $ 732 | $1,220 | $1,708 | $2,440 |
| 5,333 | 800 | 1,333 | 1,866 | 2,666 |
| 5,785 | 868 | 1,446 | 2,025 | 2,892 |
| 6,237 | 936 | 1,559 | 2,183 | 3,119 |
| 6,689 | 1,003 | 1,672 | 2,341 | 3,345 |
| 7,141 | 1,071 | 1,785 | 2,499 | 3,571 |

(4) Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

## MFS GOVERNMENT MONEY MARKET FUND TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $500 per year plus $35 per meeting and $30 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The retirement age under the plan is 73.

### Trustee Compensation Table

| Trustee | Trustee Fees from Fund(1) | Retirement Benefit Accrued as Part of Fund Expense(1) | Estimated Credited Years of Service(2) | Total Trustee Fees from Fund and Fund Complex(3) |
|---|---|---|---|---|
| Jeffrey L. Shames | $ 0 | $ 0 | N/A | $ 0 |
| J. Atwood Ives | 903 | 239 | 17 | 132,623 |
| Lawrence T. Perera | 918 | 266 | 26 | 144,098 |
| William Poorvu | 953 | 270 | 25 | 141,338 |
| Charles W. Schmidt | 903 | 254 | 19 | 137,678 |
| Arnold D. Scott | 0 | 0 | N/A | 0 |
| Elaine R. Smith | 1,013 | 265 | 27 | 144,098 |
| David B. Stone | 1,103 | 310 | 11 | 151,418 |

(1) For the fiscal year ended August 31, 2000.

(2) Based upon normal retirement age of 73 (age 74 for Mr. Stone).

(3) Information provided is provided for calendar year 1999. All Trustees served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

### Estimated Annual Benefits Payable by Fund Upon Retirement(4)

| | Years of Service | | | |
|---|---|---|---|---|
| Average Trustee Fees | 3 | 5 | 7 | 10 or more |
| $ 813 | $122 | $203 | $284 | $406 |
| 893 | 134 | 223 | 312 | 446 |
| 973 | 146 | 243 | 341 | 486 |
| 1,053 | 158 | 263 | 369 | 527 |
| 1,133 | 170 | 283 | 397 | 567 |
| 1,213 | 182 | 303 | 425 | 607 |

(4) Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

## AFFILIATED SERVICE PROVIDER COMPENSATION

Each Fund paid compensation to its affiliated service providers over the specified periods as follows:

### MFS Money Market Fund

| Fiscal Year Ended | Paid to MFS for Advisory Services | Amount Waived By MFS | Paid to MFS for Administrative Services | Paid To MFSC for Transfer Agency Services | Amount Waived by MFSC | Aggregate Amount Paid To MFS and MFSC |
|---|---|---|---|---|---|---|
| August 31, 2000 | $5,455,364 | $0 | $181,685 | $1,276,880 | $0 | $6,913,929 |
| August 31, 1999 | 4,563,031 | 0 | 131,831 | 1,084,990 | 0 | 5,779,852 |
| August 31, 1998 | 3,293,238 | 0 | 98,748 | 822,465 | 0 | 4,214,451 |

### MFS Government Money Market Fund

| Fiscal Year Ended | Paid to MFS for Advisory Services | Amount Waived By MFS | Paid to MFS for Administrative Services | Paid To MFSC for Transfer Agency Services | Amount Waived by MFSC | Aggregate Amount Paid To MFS and MFSC |
|---|---|---|---|---|---|---|
| August 31, 2000 | $261,537 | $0 | $7,190 | $52,308 | $0 | $321,035 |
| August 31, 1999 | 248,853 | 0 | 6,388 | 53,118 | 0 | 308,359 |
| August 31, 1998 | 238,557 | 0 | 6,702 | 56,337 | 0 | 301,596 |

## MFS MONEY MARKET FUND
## SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

**Sales Charges — Not Applicable**

**Distribution Plan Payments — Not Applicable**

## MFS GOVERNMENT MONEY MARKET FUND
## SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

**Sales Charges — Not Applicable**

**Distribution Plan Payments — Not Applicable**

## MFS MONEY MARKET FUND
## PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

### Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

| Fiscal Year End | Brokerage Commissions Paid by Fund |
|---|---|
| August 31, 2000 | $0 |
| August 31, 1999 | $0 |
| August 31, 1998 | $0 |

### Securities Issued By Regular Broker-Dealers

During the fiscal year ended August 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of August 31, 2000:

| Broker-Dealer | Value of Securities as of August 31, 2000 |
|---|---|
| Goldman Sachs & Co. | $150,000,000 |

## MFS GOVERNMENT MONEY MARKET FUND
## PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

### Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

| Fiscal Year End | Brokerage Commissions Paid by Fund |
|---|---|
| August 31, 2000 | $0 |
| August 31, 1999 | $0 |
| August 31, 1998 | $0 |

### Securities Issued By Regular Broker-Dealers

During the fiscal year ended August 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of August 31, 2000:

| Broker-Dealer | Value of Securities as of August 31, 2000 |
|---|---|
| Goldman Sachs & Co | $4,448,000 |

# MFS MONEY MARKET FUND
# SHARE OWNERSHIP

### Ownership by Trustees and Officers

As of November 30, 2000, the Trustees and officers of the Trust as a group owned less than 1% of the Fund's shares, not including 13,744,899.49 shares representing approximately 0.84% of the outstanding shares of the Fund owned by an employee benefit plan of MFS of which Mr. Shames is a Trustee.

### 25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares as of November 30, 2000, and are therefore presumed to control the Fund:

| Name and Address of Investor | Jurisdiction of Organization (If a Company) | Percentage Ownership |
|---|---|---|
| None | | |

### 5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of the Fund's shares as of November 30, 2000:

| Name and Address of Investor Ownership | Percentage |
|---|---|
| None | |

# MFS GOVERNMENT MONEY MARKET FUND
# SHARE OWNERSHIP

### Ownership by Trustees and Officers

As of November 30, 2000, the Trustees and officers of the Trust as a group owned less than 1% of the Fund's shares, not including 560,051 shares representing approximately 1.0% of the outstanding shares of the Fund owned of record by an employee benefit plan of MFS of which Mr. Shames is a Trustee.

### 25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares as of November 30, 2000, and are therefore presumed to control the Fund:

| Name and Address of Investor | Jurisdiction of Organization (If a Company) | Percentage Ownership |
|---|---|---|
| None | | |

### 5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of the Fund's shares as of November 30, 2000:

| Name and Address of Investor Ownership | Percentage |
|---|---|
| Judith A. Brodkin Executrix<br>Estate A. Keith Brodkin<br>76 Farm Road<br>P.O. Box 599<br>Sherborn, MA 01770-0599 | 5.97% |
| TEX TIN Settling<br>1290 Hercules Ave. St G202<br>Houston, TX 77058-2769 | 22.59% |

## PERFORMANCE INFORMATION

### MFS MONEY MARKET FUND

All performance quotations are as of August 31, 2000.

| | Average Annual Total Returns | | | Actual 30-Day Yield (Including Waivers) | 30-Day Yield (Without Any Waivers) | Current Distribution Rate |
|---|---|---|---|---|---|---|
| | 1 Year | 5 Year | 10 Year | | | |
| Shares, at net asset value | 5.58% | 4.96% | 4.53% | N/A | N/A | N/A |

## PERFORMANCE INFORMATION

### MFS GOVERNMENT MONEY MARKET FUND

All performance quotations are as of August 31, 2000.

| | Average Annual Total Returns | | | Actual 30-Day Yield (Including Waivers) | 30-Day Yield (Without Any Waivers) | Current Distribution Rate |
|---|---|---|---|---|---|---|
| | 1 Year | 5 Year | 10 Year | | | |
| Shares, at net asset value | 5.18% | 4.75% | 4.32% | N/A | N/A | N/A |

**INVESTMENT ADVISER**
MFS Investment Management®
500 Boylston Street, Boston, MA 02116
(617) 954-5000

**DISTRIBUTOR**
MFS Fund Distributors, Inc.
500 Boylston Street, Boston, MA 02116
(617) 954-5000

**CUSTODIAN AND DIVIDEND DISBURSING AGENT**
State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110

**SHAREHOLDER SERVICING AGENT**
MFS Service Center, Inc.
2 Avenue de LaFayette, Boston, MA 02111-1738
**Toll free: 1 (800) 225-2606**

**MAILING ADDRESS:**
P.O. Box 2281, Boston, MA 02107-9906

MFS®
INVESTMENT MANAGEMENT
*We invented the mutual fund®*

500 Boylston Street, Boston, MA 02116

# Prospectus

**Class A Shares**
**Class B Shares**

This Prospectus describes the MFS® Municipal Bond Fund. The fund's investment objective is to provide as high a level of current income exempt from federal income taxes as is considered consistent with prudent investing while seeking protection of shareholders' capital.

**The Securities and Exchange Commission has not approved or disapproved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.**

JANUARY 1, 2001

**MFS® MUNICIPAL BOND FUND**

# TABLE OF CONTENTS

## Investment Objective

The fund's investment objective is to provide as high a level of current income exempt from federal income tax as is considered consistent with prudent investing while seeking protection of shareholders' capital. The fund's objective may be modified without shareholder approval.

## Principal Investment Policies

The fund invests, under normal market conditions, at least 80% of its total assets in municipal securities and participation interests in municipal securities issued by banks, the interest on which is exempt from federal income tax. Municipal securities are bonds or other debt obligations of a U.S. state or political subdivision, such as a county, city, town, village, or authority. Participation interests in municipal securities are interests in holdings of municipal obligations backed by a letter of credit or guarantee from the issuing bank. The fund seeks to invest in municipal securities whose income is exempt from federal income tax. However, the interest income on certain of these municipal securities may be subject to an alternative minimum tax.

While the fund focuses on municipal securities rated, or issued by issuers who have securities that are rated, in one of the top three credit ratings by credit rating agencies, the fund may also invest in speculative securities. These are securities rated in the lowest investment grade category by credit rating agencies. The fund may also invest in tax-exempt securities that are not rated but which, in the opinion of the fund's investment adviser, Massachusetts Financial Services Company (referred to as MFS or the adviser), are of at least comparable quality to the four highest credit ratings.

In selecting fixed income investments for the fund, MFS considers the views of its large group of fixed income portfolio managers and research analysts. This group periodically assesses the three-month total return outlook for various segments of the fixed income markets. This three-month "horizon" outlook is used by the portfolio manager(s) of MFS' fixed income oriented funds (including the fund) as a tool in making or adjusting a fund's asset allocations to various segments of the fixed income markets. In assessing the credit quality of fixed income securities, MFS does not rely solely on the credit ratings assigned by credit rating agencies, but rather performs its own independent credit analysis.

## Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Municipal Securities Risk:*

  - *Interest Rate Risk:* As with any fixed income security, the prices of municipal securities in the fund's portfolio will generally fall when interest rates rise. Conversely, when interest rates fall, the prices of municipal securities in the fund's portfolio will generally rise.

  - *Maturity Risk:* Interest rate risk will generally affect the price of a municipal security more if the security has a longer maturity. Municipal securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, municipal securities with shorter maturities will be less volatile but generally provide lower returns than municipal securities with longer maturities. The average maturity of the fund's municipal security investments will affect the volatility of the fund's share price.

  - *Credit Risk:* Credit risk is the risk that the issuer of a municipal security will not be able to pay principal and interest when due. Rating agencies assign credit ratings to certain municipal securities to indicate their credit risk. The price of a municipal security will generally fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer's credit rating or other news affects the market's perception of the issuer's credit risk. A participation interest is also subject to the risk of default by the issuing bank.

  - *General Obligations and Revenue Obligations Risk:* The fund may invest in municipal bonds that are general obligations backed by the full faith and credit of the municipal issuer. The fund may also invest in municipal bonds called revenue obligations which are subject to a higher degree of credit risk than general obligations. Revenue obligations finance specific projects, such as building a hospital, and are not backed by the full faith and credit of the municipal issuer. Because revenue obligations are repaid from the revenues from a facility, they are subject to a risk of default in payments of principal and interest if the facility does not generate enough income.

- *Speculative Bonds Risk:* Speculative bonds are subject to a higher risk that the issuer will default on payments of principal and interest than higher rated investment grade bonds. Although the issuer's ability to make interest and principal payments appears adequate, an adverse change in economic conditions or other circumstances is more likely to cause a default by the issuer of a speculative bond than the issuer of a higher rated investment grade

bond. If a security purchased by the fund is downgraded below investment grade, the security will be sold only if the Adviser believes it is advantageous to do so.

- *Liquidity Risk:* The fixed income securities purchased by the fund may be traded in the over-the-counter market rather than on an organized exchange and are subject to liquidity risk. This means that they may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the fund's performance.
- As with any mutual fund, you could lose money on your investment in the fund.

*An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.*

## Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of one or more broad measures of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

### Bar Chart

The bar chart shows changes in the annual total returns of the fund's class A shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class A returns shown in the bar chart, depending upon the expenses of those classes.



20
10
0
-10
-20
6.29%
12.85%
9.38%
13.70%
(6.50)%
17.38%
1.54%
8.93%
4.90%
(3.52)%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999


The total return for the nine month period ended September 30, 2000 was 7.04%. During the period shown in the bar chart, the highest quarterly return was 7.11% (for the calendar quarter ended March 31, 1995) and the lowest quarterly return was (6.28)% (for the calendar quarter ended March 31, 1994).

## Performance Table

This table shows how the average annual total returns of each class of the fund compare to a broad measure of market performance and various other market indicators and assumes the reinvestment of distributions.

### Average Annual Total Returns as of December 31, 1999

| | 1 Year | 5 Year | 10 Year |
|---|---|---|---|
| Class A shares | (8.11)% | 4.59% | 5.73% |
| Class B shares | (7.90)% | 4.37% | 5.63% |
| Lehman Brothers Muni Bond Index†* | (2.06)% | 6.91% | 6.89% |
| Lipper Average General Municipal Bond Index† ## | (4.63)% | 5.76% | 6.18% |

† Source: Standard & Poors, Micropal, Inc.

† Source: Lipper Inc.

* The Lehman Brother Muni Bond Index is an unmanaged index comprised of approximately 50,000 actual bonds (with no floating or zero coupons) which are investment grade, fixed-rate, long-term maturities (greater than two years). It is not possible to invest directly in an index.

## The Lipper Mutual Fund Indices are unmanaged, net-asset-value-weighted indices of the largest qualifying mutual funds within their respective investment objectives, adjusted for the reinvestment of capital gains distributions and income dividends. It is not possible to invest directly in an index.

Class A share performance takes into account the deduction of the 4.75% maximum sales charge. Class B share performance takes into account the deduction of the applicable contingent deferred sales charge (referred to as a CDSC), which declines over six years from 4% to 0%.

The fund commenced investment operations on December 16, 1976 with the offering of class A shares and subsequently offered class B shares on September 7, 1993. Class B share performance includes the performance of the fund's class A shares for periods prior to the offering of class B shares. This blended class B share performance has been adjusted to take into account the CDSC applicable to class B shares, rather than the initial sales charge (load) applicable to class A shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B shares are higher than those of class A shares, this blended class B share performance is higher than the performance of class B shares would have been had class B shares been offered for the entire period. If you would like the fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page.

If you would like the fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page.

## Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

### Shareholder Fees (fees paid directly from your investment)

| | Class A | Class B |
|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.75% | 0.00% |
| Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less) | See Below[1] | 4.00% |

### Annual Fund Operating Expenses (expenses that are deducted from fund assets)

| | Class A | Class B |
|---|---|---|
| Management Fees | 0.40% | 0.40% |
| Distribution and Service (12b-1) Fees | 0.00% | 0.78%[2] |
| Other Expenses | 0.18% | 0.18% |
| Total Annual Fund Operating Expenses[3] | 0.58% | 1.36% |

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in either case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of its class B shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class B service fee is not currently in effect, and may equal up to 0.25% annually upon implementation by the board of trustees which oversee the fund.

(3) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund. Had these fee reductions been taken into account, "Total Annual Fund Operating Expenses" would be lower, and would equal 0.56% for class A shares and 1.34% for class B shares.

## Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

| Share Class | Year 1 | Year 3 | Year 5 | Year 10 |
|---|---|---|---|---|
| Class A shares | $531 | $652 | $783 | $1,166 |
| Class B shares[(1)] | | | | |
| Assuming redemption at end of period | $538 | $731 | $945 | $1,421 |
| Assuming no redemption | $138 | $431 | $745 | $1,421 |

(1) Class B shares convert to Class A shares approximately eight years after purchase; therefore, years nine and ten reflect Class A expenses.

## Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

## Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

## Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $137.95 billion as of November 30, 2000.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services the fund pays MFS an annual management fee computed and paid monthly on the basis of a formula based upon a percentage of the fund's average daily net assets plus a percentage of its gross income (i.e., income other than gains from the sale of securities) in each case on an annualized basis for the fund's then-current fiscal year. The applicable percentages are reduced as assets and income reach the following levels:

| Annual Rate of Management Fee Based on Average Daily Net Assets | Annual Rate of Management Fee Based on Gross Income |
|---|---|
| .220% of the first $200 million | 4.12% of the first $16 million |
| .187% of average daily net assets in excess of $200 million | 3.51% of gross income in excess of $16 million |
| .168% of average daily net assets in excess of $2 billion | 3.16% of gross income in excess of $160 million |

For the fiscal year ended August 31, 2000, the fund paid MFS an aggregate management fee equal to 0.40% of the average daily net assets of the fund.

## Portfolio Manager

Geoffrey L. Schechter and Michael L. Dawson are the portfolio managers for the fund. Mr. Schechter, a Vice President of MFS, has been a portfolio manager of the fund since March, 1998 and has been employed in the investment management area of MFS since June, 1993. Mr. Dawson, a Vice President of MFS, became a portfolio manager of the fund on March 23, 2000 and has been employed in the investment management area of MFS since September, 1998. Mr. Dawson was employed as a sales representative in the Institutional Sales Group at Fidelity Capital Markets from March, 1997 to May, 1998. From January, 1993 to March, 1997, Goldman Sachs & Co. employed Mr. Dawson in the Institutional Sales — Fixed Income Divisions.

## Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

## Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

## Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

The fund offers class A and B shares through this prospectus.

## Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A or B shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

## Class A Shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year.

**Purchases Subject to an Initial Sales Charge.** The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

| | Sales Charge* as Percentage of: | |
|---|---|---|
| Amount of Purchase | Offering Price | Net Amount Invested |
| Less than $100,000 | 4.75% | 4.99% |
| $100,000 but less than $250,000 | 4.00 | 4.17 |
| $250,000 but less than $500,000 | 2.95 | 3.04 |
| $500,000 but less than $1,000,000 | 2.20 | 1.70 |
| $1,000,000 or more | None** | None** |

* Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

** A 1% CDSC will apply to such purchases, as discussed below.

**Purchases Subject to a CDSC (but not an initial sales charge).** You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge; however, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996
  - the plan had established an account with MFSC; and
  - the sponsoring organization had demonstrated to the satisfaction of MFD that either;
    - + the employer had at least 25 employees; or
    - + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.
- Investments in class A shares by certain retirement plans subject to ERISA, if
  - the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);
  - the plan establishes an account with MFSC on or after July 1, 1996; and
  - the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion;
- Investments in class A shares by certain retirement plans subject to ERISA, if
  - the plan establishes an account with MFSC on or after July 1, 1996; and
  - the plan has, at the time of purchase, either alone or in aggregate with other plans maintained by the same sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS funds.

    **The retirement plans will qualify under this category only if the plans or their sponsoring organization inform MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category; and**

- Investments in class A shares by certain retirement plans subject to ERISA, if
  - the plan established an account with MFSC between July 1, 1997 and December 31, 1999;
  - the plan records are maintained on a pooled basis by MFSC; and
  - the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

## Class B Shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

| Year of Redemption After Purchase | Contingent Deferred Sales Charge |
|---|---|
| First | 4% |
| Second | 4% |
| Third | 3% |
| Fourth | 3% |
| Fifth | 2% |
| Sixth | 1% |
| Seventh and following | 0% |

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

## Calculation of CDSC

As discussed above, certain investments in class A and B shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.
- Purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

## Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class B shares and the services provided to you by your financial adviser. These annual distribution and service fees for class B shares may equal up to 1.00% (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of class B shares. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges. Except in the case of the 0.25% per annum class B service fee paid by the fund upon the sale of class B shares in the first year, payment of the class B service fee is currently not being imposed and will be paid by the fund on such date as the Trustees of the fund determine.

You may purchase, exchange and redeem class A and B shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

## How to Purchase Shares

**Initial Purchase.** You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;
- if you establish an automatic exchange plan; or
- if you establish an account under either:
  - a tax-deferred retirement program (other than an IRA) where investments are made by means of group remittal statements; or
  - an employer sponsored investment program.

The minimum initial investment for IRAs is $250 per account.

**Adding to Your Account.** There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;
- ask your financial adviser to purchase shares on your behalf;
- wire additional investments through your bank (call MFSC first for instructions); or
- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

## How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices, which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations and policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

## How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

**Redeeming Directly through MFSC.**

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

**Redeeming through Your Financial Adviser.** You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge for this service.

**Signature Guarantee/Additional Documentation.** In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

## Other Considerations

**Right to Reject or Restrict Purchase and Exchange Orders.** Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

**Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

**Reinstatement Privilege.** After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge).

For shareholders who exercise this privilege after redeeming class A shares, if the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC you paid; however, your new class A shares will still be subject to a CDSC for up to one year from the date you originally purchased the shares redeemed.

Until December 31, 2001, shareholders who redeem class B shares and then exercise their 90-day reinstatement privilege may reinvest their redemption proceeds either in

- class B shares, in which case any applicable CDSC you paid on the redemption will be credited to your account, and your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed, or

- class A shares, in which case the class A shares purchased will not be subject to an initial sales charge or a CDSC, but if you paid a CDSC when you redeemed your class B shares, your account will not be credited with the CDSC you paid.

After December 31, 2001, shareholders who exercise their 90-day reinstatement privilege after redeeming class B shares may reinvest their redemption proceeds only in class A shares as described as the second option above.

**In-Kind Distributions.** The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. The fund does not expect to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

**Involuntary Redemptions/Small Accounts.** Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

## Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend distributions and capital gain distributions reinvested in additional shares (this option will be assigned if no other option is specified);
- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or
- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

## Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A and B shares, without extra charge:

**Automatic Investment Plan.** You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

**Automatic Exchange Plan.** If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of

the MFS Cash Reserve Fund, into class A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

**Reinvest Without a Sales Charge.** You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

**Distribution Investment Program.** You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

**Letter of Intent (LOI).** If you intend to invest $100,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

**Right of Accumulation.** You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

**Systematic Withdrawal Plan.** You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

**Free Checkwriting.** You may redeem your class A or class B shares by writing checks against your account. Checks must be for at least $500 and investments made by check must have been in your account for at least 15 days before you can write checks against them. There is no charge for this service. To authorize your account for checkwriting, contact MFSC (see back cover page for address and phone number).

Shares in your account equal in value to the amount of the check plus the applicable CDSC (if any) and any income tax required to be withheld (if any) are redeemed to cover the amount of the check. If your account value is not great enough to cover these amounts, your check will be dishonored.

## Pricing of Fund Shares

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by the fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or
- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

## Distributions

The fund intends to declare daily as dividends substantially all of its net income (excluding any realized net capital gains) and to pay these dividends to shareholders at least monthly. Any realized net capital gains are distributed at least annually.

## Tax Considerations

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in the fund may have on your particular tax situation.

**Taxability of Distributions.** As long as the fund qualifies for treatment as a regulated investment company (which it has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You may receive three different types of distributions from the fund: exempt-interest dividends, ordinary dividends and capital gain dividends. Most distributions will be exempt-interest dividends, which are exempt from federal income tax, but may be subject to state or local income taxes. Ordinary dividends are normally subject to both federal income tax and any state or local income taxes. Distributions designated as capital gain dividends are taxable as long-term capital gains. Any taxes that you pay on a distribution will be the same whether you take

the distribution in cash or have it reinvested in additional shares of the fund. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Fund distributions of net capital gains or net short-term capital gains will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of such a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

**Taxability of Transactions.** When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

**Other Tax Issues.** Exempt-interest dividends that you receive may affect your alternative minimum tax calculation. Also, if you are receiving social security or railroad retirement benefits, your exempt-interest dividends may increase the tax on your benefits. If you borrow money to purchase or carry shares of the fund, your deduction for interest paid on those borrowings will be limited.

## Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

## Provision of Annual and Semiannual Reports and Prospectuses

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

The financial highlights table is intended to help you understand the fund's financial performance since the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Deloitte & Touche LLP.

## Class A Shares

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | **2000** | **1999** | **1998** | **1997** | **1996** |
| *Per share data (for a share outstanding throughout each period):* | | | | | |
| Net asset value — beginning of period | $10.35 | $11.09 | $10.99 | $10.75 | $10.83 |
| Income from investment operations# — | | | | | |
| Net investment income | $ 0.54 | $ 0.53 | $ 0.54 | $ 0.57 | $ 0.59 |
| Net realized and unrealized gain (loss) on investments | 0.09 | (0.64) | 0.28 | 0.24 | (0.09) |
| Total from investment operations | $ 0.63 | $ (0.11) | $ 0.82 | $ 0.81 | $ 0.50 |
| Less distributions declared to shareholders — | | | | | |
| From net investment income | $ (0.54) | $ (0.53) | $ (0.54) | $ (0.57) | $ (0.58) |
| From net realized gain on investments | (0.06) | (0.10) | (0.18) | — | — |
| In excess of net realized gain on investments | (0.09) | — | — | — | — |
| Total distributions declared to shareholders | $ (0.69) | $ (0.63) | $ (0.72) | $ (0.57) | $ (0.58) |
| Net asset value — end of period | $10.29 | $10.35 | $11.09 | $10.99 | $10.75 |
| Total return‡ | 6.51% | (1.08)% | 7.78% | 7.75% | 4.67% |
| *Ratios (to average net assets)/ Supplemental data:* | | | | | |
| Expenses## | 0.58% | 0.57% | 0.60% | 0.60% | 0.60% |
| Net investment income | 5.32% | 4.87% | 4.90% | 5.29% | 5.37% |
| *Portfolio turnover* | 25% | 30% | 79% | 91% | 84% |
| *Net assets at end of period (000,000 Omitted)* | $1,257 | $1,385 | $1,639 | $1,660 | $1,798 |

\# Per share data are based on average shares outstanding.

\#\# Ratios do not reflect expense reductions from certain expense offset arrangements.

‡ Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

## Class B Shares

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| *Per share data (for a share outstanding throughout each period):* | | | | | |
| Net asset value — beginning of period | $10.34 | $11.08 | $10.99 | $10.74 | $11.10 |
| Income from investment operations# — | | | | | |
| Net investment income | $ 0.46 | $ 0.44 | $ 0.45 | $ 0.48 | $ 0.49 |
| Net realized and unrealized gain (loss) on investments | 0.09 | (0.64) | 0.28 | 0.25 | (0.37) |
| Total from investment operations | $ 0.55 | $ (0.20) | $ 0.73 | $ 0.73 | $ 0.12 |
| Less distributions declared to shareholders — | | | | | |
| From net investment income | $ (0.46) | $ (0.44) | $ (0.46) | $ (0.48) | $ (0.48) |
| From net realized gain on investments | (0.06) | (0.10) | (0.18) | — | — |
| In excess of net realized gain on investments | (0.09) | — | — | — | — |
| Total distributions declared to shareholders | $ (0.61) | $ (0.54) | $ (0.64) | $ (0.48) | $ (0.48) |
| Net asset value — end of period | $10.28 | $10.34 | $11.08 | $10.99 | $10.74 |
| Total return | 5.70% | (1.87)% | 6.85% | 6.84% | 3.69% |
| *Ratios (to average net assets)/ Supplemental data:* | | | | | |
| Expenses## | 1.37% | 1.37% | 1.40% | 1.46% | 1.55% |
| Net investment income | 4.55% | 4.07% | 4.10% | 4.42% | 4.42% |
| *Portfolio turnover* | 25% | 30% | 79% | 91% | 84% |
| *Net assets at end of period (000,000 Omitted)* | $ 70 | $ 78 | $ 81 | $ 76 | $ 71 |

\# Per share data are based on average shares outstanding.

\## Ratios do not reflect expense reductions from certain expense offset arrangements.

## Appendix A

### Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are also described, together with their risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

### Investment Techniques/Practices

| Symbols | ✓ permitted — not permitted |
|---|---|
| *Debt Securities* | |
| *Asset-Backed Securities* | |
| Collateralized Mortgage Obligations and Multiclass Pass-Through Securities | — |
| Corporate Asset-Backed Securities | — |
| Mortgage Pass-Through Securities | — |
| Stripped Mortgage-Backed Securities | — |
| Corporate Securities | — |
| Loans and Other Direct Indebtedness | — |
| Lower Rated Bonds | — |
| Municipal Bonds | ✓ |
| Speculative Bonds | ✓ |
| U.S. Government Securities | ✓ |
| Variable and Floating Rate Obligations | ✓ |
| Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds | ✓ |
| Equity Securities | — |
| *Foreign Securities Exposure* | |
| Brady Bonds | — |
| Depositary Receipts | — |
| Dollar-Denominated Foreign Debt Securities | — |
| Emerging Markets | — |
| Foreign Securities | — |
| Forward Contracts | ✓ |
| Futures Contracts | ✓ |
| Indexed Securities | ✓ |
| Inverse Floating Rate Obligations | ✓ |

## Investment Techniques/Practices (continued)

| Symbols | ✔ permitted | — not permitted |
|---|---|---|
| *Investment in Other Investment Companies* | | — |
| Open-End Funds | | ✔ |
| Closed-End Funds | | ✔ |
| Lending of Portfolio Securities | | —* |
| *Leveraging Transactions* | | |
| Bank Borrowings | | —* |
| Mortgage "Dollar-Roll" Transactions | | ✔** |
| Reverse Repurchase Agreements | | —* |
| *Options* | | |
| Options on Foreign Currencies | | — |
| Options on Futures Contracts | | ✔ |
| Options on Securities | | ✔ |
| Options on Stock Indices | | — |
| Reset Options | | — |
| "Yield Curve" Options | | ✔ |
| Repurchase Agreements | | ✔ |
| Restricted Securities | | ✔ |
| Short Sales | | —* |
| Short Sales Against the Box | | ✔ |
| Short Term Instruments | | ✔ |
| Swaps and Related Derivative Instruments | | — |
| Temporary Borrowings | | ✔ |
| Temporary Defensive Positions | | ✔ |
| Warrants | | — |
| "When-issued" Securities | | ✔ |

* May only be changed with shareholder approval

** The fund will only enter into "covered" mortgage dollar-roll transactions, meaning that the fund segregates liquid securities equal in value to the securities it will repurchase and does not use these transactions as a form of leverage.

# Appendix B

## MFS® Municipal Bond Fund

### Taxable Equivalent Yield Table

(Under Federal Income Tax Law and Rates for 2000)

| Taxable Income* Single 1999 Over | Single 1999 Not Over | Joint 1999 Over | Joint 1999 Not Over | Income Tax Bracket** | TAX-EXEMPT YIELD 3% | 4% | 5% | 6% | 7% | 8% |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | EQUIVALENT TAXABLE YIELD | | | | | |
| $ 0 | - $ 26,250 | $ 0 | - $ 43,850 | 15.0% | 3.53% | 4.71% | 5.88% | 7.06% | 8.24% | 9.41% |
| $ 26,250 | - $ 63,550 | $ 43,850 | - $105,950 | 28.0% | 4.17 | 5.56 | 6.94 | 8.33 | 9.72 | 11.11 |
| $ 63,550 | - $132,600 | $105,950 | - $161,450 | 31.0% | 4.35 | 5.80 | 7.25 | 8.70 | 10.14 | 11.59 |
| $132,600 | - $288,350 | $161,450 | - $288,350 | 36.0% | 4.69 | 6.25 | 7.81 | 9.38 | 10.94 | 12.50 |
| $288,350 & | Over | $288,350 & | Over | 39.6% | 4.97 | 6.62 | 8.28 | 9.93 | 11.59 | 13.25 |

* Net amount subject to Federal personal income tax after deductions and exemptions.
** Effective Federal Tax Bracket.

## MFS® MUNICIPAL BOND FUND

If you want more information about the fund, the following documents are available free upon request:

**Annual/Semiannual Reports.** These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

**Statement of Additional Information (SAI).** The SAI, dated January 1, 2001, provides more detailed information about the fund and is incorporated into this prospectus by reference.

**You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:**

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: http://www.mfs.com

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-6009

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Reports and other information about the fund are available on the Commission's Internet website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-2594

MMB-1 12/00 323M 17/217

# Statement of Additional Information

MFS® MUNICIPAL BOND FUND

JANUARY 1, 2001

A service of MFS Series Trust IV
500 Boylston Street, Boston, MA 02116
(617) 954-5000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated January 1, 2001. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

**This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.**

MMB-13 12/00 1M 17/217

# Statement of Additional Information

## PART I

*Part I of this SAI contains information that is particular to the Fund.*

## TABLE OF CONTENTS

## I DEFINITIONS

"Fund'' — MFS Municipal Bond Fund, a diversified series of the Trust.

"Trust'' — MFS Series Trust IV, a Massachusetts business Trust, organized on September 8, 1975. The Trust was known as "Massachusetts Cash Management Trust'' prior to August 27, 1993.

"MFS'' or the "Adviser'' — Massachusetts Financial Services Company, a Delaware corporation.

"MFD'' or "Distributor'' — MFS Fund Distributors, Inc., a Delaware corporation.

"Prospectus'' — The Prospectus of the Fund, dated January 1, 2001, as amended or supplemented from time to time.

## II MANAGEMENT OF THE FUND

**The Fund**

The Fund is a diversified series of the Trust. This means that, with respect to 75% of its total assets, the Fund may not (1) purchase more than 10% of the outstanding voting securities of any one issuer, or (2) purchase securities of any issuer if as a result more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities. The Trust is an open-end management investment company.

Each Fund and its Adviser have adopted a code of ethics as required under the Investment Company Act of 1940 (the "1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Funds. Securities transactions by some of these persons may be subject to prior approval of the Adviser's or the Distributor's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

**Trustees and Officers – Identification and Background**

The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

**Trustee Compensation**

Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

**Affiliated Service Provider Compensation**

Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

## III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

**Sales Charges**

Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

**Distribution Plan Payments**

Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

## IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research'') to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the Fund. The Trustees (together with the Trustees of certain other MFS Funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS Funds (including the Fund) to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Inc. (which provides information useful to the Trustees in reviewing the relationship between the Fund and the Adviser).

## V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

## VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

## VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

**Investment Techniques, Practices and Risks**

The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and

practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations apply to these investment techniques and practices:

- Speculative Securities may not exceed 40% of net assets.
- Unrated Securities may not exceed 10% of net assets.

**Investment Restrictions**

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, or (ii) 67% or more of the outstanding shares of the Trust or the Fund or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, are represented in person or by proxy). Except with respect to the Fund's policy on borrowing and investing in illiquid securities, these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy. In the event of a violation of non-fundamental policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interest of shareholders.

The Fund may not:

(1) borrow money, except as a temporary measure for extraordinary or emergency purposes, and then only in an amount not exceeding 10% of its gross assets, or pledge, mortgage or hypothecate an amount of its assets taken at market value which would exceed 15% of its gross assets, in each case taken at the lower of cost or market value and subject to a 300% asset coverage requirement (for the purpose of this restriction, collateral arrangements with respect to options, Futures Contracts and Options on Futures Contracts and payments of initial and variation margin in connection therewith are not considered a pledge of assets);

(2) underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) Purchase or sell real estate (including limited partnership interests but excluding Municipal Bonds secured by real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (except Futures Contracts and Options on Futures Contracts) in the ordinary course of its business;

(4) Make loans to other persons except through the use of repurchase agreements or the purchase of commercial paper. Not more than 10% of its total assets will be invested in repurchase agreements maturing in more than seven days. For these purposes the purchase of a portion of an issue of debt securities which is part of an issue to the public shall not be considered the making of a loan;

(5) purchase the securities of any issuer if such purchase, at the time thereof, would cause more than 5% of its total assets taken at market value to be invested in the securities of such issuer, other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, or invest more than 25% of its total assets taken at market value in securities of issuers in any one industry;

(6) purchase or retain in its portfolio any securities issued by an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the Trust, or is a member, partner, officer or Director of the Adviser, if after the purchase of the securities of such issuer by the Fund one or more of such persons owns beneficially more than 1/2 of 1% of the shares or securities, or both, all taken at market value, of such issuer, and such persons owning more than 1/2 of 1% of such shares or securities together own beneficially more than 5% of such shares or securities, or both, all taken at market value;

(7) purchase any securities or evidences of interest therein on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities and except that the Fund may make deposits on margin in connection with options, Futures Contracts and Options on Futures Contracts;

(8) sell any security which the Fund does not own unless by virtue of its ownership of other securities it has at the time of sale a right to obtain securities without payment of further consideration equivalent in kind and amount to the securities sold and provided that if such right is conditional the sale is made upon the same conditions; or

(9) purchase or sell any put or call option or any combination thereof, provided that this shall not prevent the writing, purchasing and selling of puts, calls or combinations thereof with respect to securities and Futures Contracts.

In addition, the Fund has the following nonfundamental policies which may be changed without shareholder approval. The Fund will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g., trading in the security is suspended, or, in the case of unlisted securities, where no market exists) if more than 15% of

the Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of the Fund's limitation on investment in illiquid securities. Securities that are determined to be liquid by the Trust's Board of Trustees (or its delegee), will not be subject to this 15% limitation;

(2) invest 25% or more of the market value of its total assets in securities of issuers in any one industry.

## VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

## IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Deloitte & Touche LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at August 31, 2000, the Statement of Operations for the year ended August 31, 2000, the Statement of Changes in Net Assets for the two years ended August 31, 1999 and August 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

## TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

**Trustees**

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Private Investor; Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer (until November 2000); KeySpan Corporation (energy related services), Director
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private Investor; IT Group Inc. (diversified environmental and consulting)
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman and Director
Address: Boston Massachusetts

**Officers**

GEOFFREY L. KURINSKY,* Vice President (born 7/7/53)
Massachusetts Financial Services Company, Senior Vice President

STEPHEN E. CAVAN,* Clerk and Secretary (born 1/16/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Clerk and Secretary (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (from September 1994 until March 1997)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (prior to September 1996)

LAURA HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

* "Interested persons" (as defined in the Investment Company Act of 1940 (the "1940 Act") of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other funds of which MFS or a subsidiary of MFS is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

## TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $3,250 per year plus $165 per meeting and $130 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

### Trustee Compensation Table

| Trustee | Trustee Fees from Fund(1) | Retirement Benefit Accrued as Part of Fund Expense(1) | Estimated Credited Years of Service(2) | Total Trustee Fees from Fund and Fund Complex(3) |
|---|---|---|---|---|
| Jeffrey L. Shames | $ 0 | $ 0 | N/A | $ 0 |
| J. Atwood Ives | 6,233 | 3,091 | 17 | 132,623 |
| Lawrence T. Perera | 6,433 | 3,520 | 26 | 144,098 |
| William Poorvu | 6,598 | 3,525 | 25 | 141,338 |
| Charles W. Schmidt | 6,318 | 3,410 | 20 | 137,678 |
| Arnold D. Scott | 0 | 0 | N/A | 0 |
| Elaine R. Smith | 6,858 | 3,357 | 27 | 144,098 |
| David B. Stone | 7,622 | 3,850 | 11 | 151,418 |

(1) For the fiscal year ended August 31, 2000.

(2) Based upon normal retirement age of 73 (age 74 for Mr. Stone).

(3) Information provided is for calendar year 1999. All Trustees receiving compensation served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

### Estimated Annual Benefits Payable by Fund Upon Retirement[4]

| Average Trustee Fees | Years of Service: 3 | 5 | 7 | 10 or more |
|---|---|---|---|---|
| $5,610 | $ 841 | $1,402 | $1,963 | $2,805 |
| 6,165 | 925 | 1,541 | 2,158 | 3,082 |
| 6,720 | 1,008 | 1,680 | 2,352 | 3,360 |
| 7,274 | 1,091 | 1,819 | 2,546 | 3,637 |
| 7,829 | 1,174 | 1,957 | 2,740 | 3,915 |
| 8,384 | 1,258 | 2,096 | 2,934 | 4,192 |

(4) Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

## AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

| Fiscal Year Ended | Paid to MFS for Advisory Services | Amount Waived by MFS | Paid to MFS for Administrative Services | Paid To MFSC for Transfer Agency Services | Amount Waived by MFSC | Aggregate Amount Paid to MFS and MFSC |
|---|---|---|---|---|---|---|
| August 31, 2000 | $5,490,909 | N/A | $182,621 | $1,346,513 | N/A | $7,020,043 |
| August 31, 1999 | 6,186,761 | N/A | 187,013 | 1,717,758 | N/A | 8,091,532 |
| August 31, 1998 | 6,706,665 | N/A | 225,937 | 2,040,832 | N/A | 8,973,434 |

## SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

### Sales Charges

The following sales charges were paid during the specified periods:

| | Class A Initial Sales Charges: | | | CDSC Paid to MFD on: | |
|---|---|---|---|---|---|
| **Fiscal Year End** | **Total** | **Retained By MFD** | **Reallowed to Dealers** | **Class A Shares** | **Class B Shares** |
| August 31, 2000 | $ 699,687 | $122,107 | $ 577,580 | $ 22 | $181,862 |
| August 31, 1999 | 1,193,348 | 211,969 | 981,379 | 17,822 | 234,623 |
| August 31, 1998 | 1,286,480 | 235,283 | 1,051,197 | 14,689 | 188,693 |

### Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

| Amount of Purchase | Dealer Reallowance as a percent of Offering Price |
|---|---|
| Less than $100,000 | 4.00% |
| $100,000 but less than $250,000 | 3.20% |
| $250,000 but less than $500,000 | 2.25% |
| $500,000 but less than $1,000,000 | 1.70% |
| $1,000,000 or more | None* |

* A CDSC will apply to such purchase.

### Distribution Plan Payments

During the fiscal year ended August 31, 2000, the Fund made the following Distribution Plan payments:

| | Amount of Distribution and Service Fees: | | |
|---|---|---|---|
| **Class of Shares** | **Paid By Fund** | **Retained By MFD** | **Paid To Dealers** |
| Class B Shares | $562,966 | $536,917 | $26,049 |

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

# PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

## Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

| Fiscal Year Fund | Brokerage Commissions Paid by Fund |
|---|---|
| August 31, 2000 | None |
| August 31, 1999 | None |
| August 31, 1998 | None |

## Securities Issued By Regular Broker-Dealers

During the fiscal year ended August 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of August 31, 2000:

| Broker-Dealer | Value of Securities as of August 31, 2000 |
|---|---|
| None | |

## SHARE OWNERSHIP

### Ownership By Trustees and Officers

As of November 30, 2000, the Trustees and officers of the Trust as a group owned less than 1% of the Fund's shares.

### 25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) as of November 30, 2000, and are therefore presumed to control the Fund:

| Name and Address of Investor | Jurisdiction of Organization (If a Company) | Percentage Ownership |
|---|---|---|
| None | | |

### 5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares as of November 30, 2000:

| Name and Address of Investor Ownership | Percentage |
|---|---|
| MLPF&S for the Sole Benefit of its Customers<br>Attn: Fund Administration 97CD0<br>4800 Deer Lake Drive E—3rd FL<br>Jacksonville, FL 32246-6484 | 9.70% of Class B shares |

## PERFORMANCE INFORMATION

All performance quotations are as of August 31, 2000.

| | Average Annual Total Returns | | | Actual 30-Day Yield (Including Any Waivers) | Actual 30-Day Yield (Without Any Waivers) | Tax-Equivalent 30-Day Yield (Including Any Waivers) Tax Brackets: | | Tax-Equivalent 30-Day Yield (Without Any Waivers) Tax Brackets: | | Current Distribution Rate† |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1 Year | 5 Years | 10 Years | | | 28% | 31% | 28% | 31% | |
| Class A Shares, with initial sales charge (4.75%) | 1.45% | 4.06% | 6.41% | 4.90% | 4.90% | 6.81% | 7.10% | 6.81% | 7.10% | 5.09% |
| Class A Shares, at net asset value | 6.51% | 5.07% | 6.93% | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class B Shares, with CDSC (declining over 6 years from 4% to 0%) | 1.72% | 3.86% | 6.26% | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class B Shares, at net asset value | 5.70% | 4.19% | 6.26% | 4.38% | 4.38% | 6.08% | 6.35% | 6.08% | 6.35% | 4.57% |

The Fund commenced investment operations on December 16, 1976, with the offering of class A shares, and subsequently offered class B shares on September 7, 1993. Class B share performance includes the performance of the Fund's class A shares for periods prior to the offering of class B shares. This blended class B share performance has been adjusted to take into account the CDSC applicable to class B shares, rather than the initial sales charge (load) applicable to class A shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B shares are higher than those of class A shares, this blended class B share performance is higher than the performance of class B shares would have been had class B shares been offered for the entire period. If you would like the Fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page of Part II of this SAI.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

**Investment Adviser**
MFS Investment Management®
500 Boylston Street, Boston, MA 02116
(617) 954-5000

**Distributor**
MFS Fund Distributors, Inc.
500 Boylston Street, Boston, MA 02116
(617) 954-5000

**Custodian and Dividend Disbursing Agent**
State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110

**Shareholder Servicing Agent**
MFS Service Center, Inc.
2 Avenue de LaFayette
Boston, MA 02111-1738
Telephone: 1-800-225-2606

**Mailing Address:**
P.O. Box 2281, Boston, MA 02107-9906

MFS® INVESTMENT MANAGEMENT
*We invented the mutual fund®*

500 Boylston Street, Boston, MA 02116

# Prospectus

**Class A Shares**
**Class B Shares**
**Class C Shares**

**MFS® MID CAP GROWTH FUND**

**JANUARY 1, 2001**

This Prospectus describes the MFS® Mid Cap Growth Fund. The fund's investment objective is long-term growth of capital.

**The Securities and Exchange Commission has not approved or disapproved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.**

El presente Prospecto también se encuentra disponible en español. Solicite un ejemplar a un representante de servicio de MFS llamando al 1-800-225-2606. En el caso de discrepancias entre las versiones en inglés y en español, se considerará válida la version en inglés.

# TABLE OF CONTENTS

## Investment Objective

The fund's investment objective is long-term growth of capital. The fund's objective may be changed without shareholder approval.

## Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies with medium market capitalizations which the fund's investment adviser, Massachusetts Financial Services Company (referred to as MFS or the adviser), believes have above-average growth potential.

Medium market capitalization companies are defined by the fund as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top of the Russell Midcap™ Growth Index range at the time of the fund's investment. This Index is a widely recognized, unmanaged index of mid-cap common stock prices. Companies whose market capitalizations fall below $250 million or exceed the top of the Russell Midcap™ Growth Index range after purchase continue to be considered medium-capitalization companies for purposes of the fund's 65% investment policy. As of November 30, 2000, the top of the Russell Midcap™ Growth Index range was $20 billion. The fund's investments may include securities listed on a securities exchange or traded in the over-the-counter markets.

MFS uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the fund) it advises. This means that securities are selected based upon fundamental analysis (such as an analysis of earnings, cash flows, competitive position and management's abilities) performed by the fund's portfolio manager and MFS' large group of equity research analysts.

The fund is a non-diversified mutual fund. This means that the fund may invest a relatively high percentage of its assets in a small number of issuers.

The fund may invest in foreign securities (including emerging markets securities) through which it may have exposure to foreign currencies.

The fund has engaged and may engage in active and frequent trading to achieve its principal investment policies.

## Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Mid-Cap Growth Company Risk:* Prices of growth company securities held by the fund may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security, and may decline to a greater extent than the overall equity markets (e.g., as represented by the Standard and Poor's Composite 500 Index). Investments in medium capitalization companies can be riskier and more volatile than investments in companies with larger market capitalizations.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks may be more volatile than exchange-listed stocks, and the fund may experience difficulty in buying and selling in these stocks at prevailing market prices.

- *Foreign Markets Risk:* Investing in foreign securities involves risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  - These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  - Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  - Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  - Foreign markets may be less liquid and more volatile than U.S. markets.

  - Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Markets Risk:* Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Emerging markets are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.
- *Non-Diversified Status Risk:* Because the fund may invest its assets in a small number of issuers, the fund is more susceptible to any single economic, political or regulatory event affecting those issuers than is a diversified fund.
- *Active or Frequent Trading Risk:* The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.
- As with any mutual fund, you could lose money on your investment in the fund.

*An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.*

## Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of a broad measure of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

### Bar Chart

The bar chart shows changes in the annual total returns of the fund's class B shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class B returns shown in the bar chart, depending upon the expenses of those classes.



90
80
70
60
50
40
30
20
10
0
3.00%
21.19%
18.78%
10.63%
19.50%
77.09%
1994
1995
1996
1997
1998
1999


The total return for the nine month period ended September 30, 2000 was 20.85%. During the period shown in the bar chart, the highest quarterly return was 39.49% (for the calendar quarter ended December 31, 1999) and the lowest quarterly return was (16.63)% (for the calendar quarter ended September 30, 1998).

## Performance Table

This table shows how the average annual total returns of each class of the fund compare to a broad measure of market performance and other market indicators and assumes the reinvestment of distributions.

### Average Annual Total Returns as of December 31, 1999

| | 1 Year | 5 Year | Life* |
|---|---|---|---|
| Class A shares | 68.34% | 26.99% | 23.52% |
| Class B shares | 73.09% | 27.35% | 23.61% |
| Class C shares | 76.13% | 27.53% | 23.69% |
| Russell Midcap Growth Index†** | 51.29% | 28.02% | 22.87% |
| Average mid cap growth fund† | 72.86% | 27.32% | 22.40% |

† Standard & Poor's Micropal, Inc.

† Source: Lipper Inc.

* Fund performance figures are for the period from the commencement of the fund's investment operations on December 1, 1993 through December 31, 1999. Index and Lipper average returns are from December 1, 1993.

** The Russell Midcap Growth Index is a broad based, unmanaged index which measures the performance of the smallest growth companies in the Russell 1000 Index. It is not possible to invest directly in an index.

Class A share performance takes into account the deduction of the 5.75% maximum sales charge. Class B share performance takes into account the deduction of the applicable contingent deferred sales charge (referred to as a CDSC), which declines over six years from 4% to 0%. Class C share performance takes into account the deduction of the 1% CDSC.

The fund commenced investment operations on December 1, 1993 with the offering of class A and class B shares and subsequently offered class C shares on August 1, 1994. Class C share performance include the performance of the fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than the CDSC applicable to class B shares. Because operating expenses of class B and C shares are similar, this blended class C share performance is also similar to what the performance of class C shares would have been had class C shares been offered for the entire period.

## Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

**Shareholder Fees** (fees paid directly from your investment)

| | Class A | Class B | Class C |
|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75%[1] | 0.00% | 0.00% |
| Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less) | See Below[1] | 4.00% | 1.00% |

**Annual Fund Operating Expenses** (expenses that are deducted from fund assets)

| | Class A | Class B | Class C |
|---|---|---|---|
| Management Fees | 0.75% | 0.75% | 0.75% |
| Distribution and Service (12b-1) Fees[2] | 0.25% | 1.00% | 1.00% |
| Other Expenses | 0.24% | 0.24% | 0.24% |
| Total Annual Fund Operating Expenses[3] | 1.24% | 1.99% | 1.99% |

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in either case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class A distribution fee is not currently in effect, and may equal up to 0.10% annually upon implementation by the board of trustees which oversees the fund.

(3) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund.

## Example of Expenses

*These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.*

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

| Share Class | Year 1 | Year 3 | Year 5 | Year 10 |
|---|---|---|---|---|
| Class A shares | $694 | $946 | $1,217 | $1,989 |
| Class B shares[(1)] | | | | |
| Assuming redemption at end of period | $602 | $924 | $1,273 | $2,123 |
| Assuming no redemption | $202 | $624 | $1,073 | $2,123 |
| Class C shares | | | | |
| Assuming redemption at end of period | $302 | $624 | $1,073 | $2,317 |
| Assuming no redemption | $202 | $624 | $1,073 | $2,317 |

(1) Class B shares convert to Class A shares approximately eight years after purchase; therefore, years nine and ten reflect Class A expenses.

## Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

## Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

## Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $137.95 billion as of November 30, 2000.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For the fiscal year ended August 31, 2000 the fund paid MFS an aggregate management fee equal to the management fee ratio as set forth in the "Expense Summary" above.

## Portfolio Manager

Mark Regan, a Senior Vice President of MFS, has been employed in the investment management area of MFS since 1989 and has been the portfolio manager of the fund since the fund's inception in December 1993. David E. Sette-Ducatti, a Vice President of MFS, has been employed in the investment management area of the adviser since 1995. Mr. Sette-Ducatti became a portfolio manager of the fund effective May 1, 2000.

## Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

## Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

## Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

The fund offers class A, B and C shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them.

## Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

## Class A Shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.35% of net assets annually.

**Purchases Subject to an Initial Sales Charge.** The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

| | **Sales Charge* as Percentage of:** | |
|---|---|---|
| Amount of Purchase | Offering Price | Net Amount Invested |
| Less than $50,000 | 5.75% | 6.10 |
| $50,000 but less than $100,000 | 4.75 | 4.99 |
| $100,000 but less than $250,000 | 4.00 | 4.17 |
| $250,000 but less than $500,000 | 2.95 | 3.04 |
| $500,000 but less than $1,000,000 | 2.20 | 2.25 |
| $1,000,000 or more | None** | None** |

* Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

** A 1% CDSC will apply to such purchases, as discussed below.

**Purchases Subject to a CDSC (but not an initial sales charge).** You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge; however, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996
  - ▶ the plan had established an account with MFSC; and
  - ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;
    - + the employer had at least 25 employees; or
    - + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.
- Investments in class A shares by certain retirement plans subject to ERISA, if
  - ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);
  - ▶ the plan establishes an account with MFSC on or after July 1, 1996; and
  - ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion.
- Investments in class A shares by certain retirement plans subject to ERISA, if
  - ▶ the plan establishes an account with MFSC on or after July 1, 1996; and
  - ▶ the plan has, at the time of purchase, either alone or in aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS funds.

    **The retirement plans will qualify under this category only if their plans or their sponsoring organization informs MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category; and**

- Investments in class A shares by certain retirement plans subject to ERISA, if
  - the plan established an account with MFSC between July 1, 1997 and December 31, 1999;
  - the plan records are maintained on a pooled basis by MFSC; and
  - the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

## Class B Shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

| Year of Redemption After Purchase | Contingent Deferred Sales Charge |
|---|---|
| First | 4% |
| Second | 4% |
| Third | 3% |
| Fourth | 3% |
| Fifth | 2% |
| Sixth | 1% |
| Seventh and following | 0% |

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

## Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

## Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.
- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.
- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

## Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.35% for class A shares (0.10% distribution fee and 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges. The 0.10% per annum class A distribution fee is currently not being imposed and will be paid by the fund when the Trustees of the fund approve the fee.

You may purchase, exchange and redeem class A, B and C shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

## How to Purchase Shares

**Initial Purchase.** You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;
- if you establish an automatic exchange plan; or
- if you establish an account under either:
  - a tax-deferred retirement program (other than IRA) where investments are made by means of group remittal statements; or
  - an employer sponsored investment program.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

**Adding to Your Account.** There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;
- ask your financial adviser to purchase shares on your behalf;
- wire additional investments through your bank (call MFSC first for instructions); or
- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

## How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares acquired through the exchange,

the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies which are policies designed to protect the funds and their shareholders from the adverse effect of frequent exchanges. These limitations and market timing policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

## How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

### Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

**Redeeming through Your Financial Adviser.** You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

**Signature Guarantee/Additional Documentation.** In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

## Other Considerations

**Right to Reject or Restrict Purchase and Exchange Orders.** Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

**Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

**Reinstatement Privilege.** After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge).

For shareholders who exercise this privilege after redeeming class A or class C shares, if the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC you paid; however, your new class A or class C shares (as applicable) will still be subject to a CDSC for up to one year from the date you originally purchased the shares redeemed.

Until December 31, 2001, shareholders who redeem class B shares and then exercise their 90-day reinstatement privilege may reinvest their redemption proceeds either in

- class B shares, in which case any applicable CDSC you paid on the redemption will be credited to your account, and your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed, or
- class A shares, in which case the class A shares purchased will not be subject to an initial sales charge or a CDSC, but if you paid a CDSC when you redeemed your class B shares, your account will not be credited with the CDSC you paid.

After December 31, 2001, shareholders who exercise their 90-day reinstatement privilege after redeeming class B shares may reinvest their redemption proceeds only in class A shares as described as the second option above.

**In-Kind Distributions.** The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. The fund does not expect to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

**Involuntary Redemptions/Small Accounts.** Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

## Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares (this option will be assigned if no other option is specified);

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

## Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

**Automatic Investment Plan.** You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

**Automatic Exchange Plan.** If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of

the MFS Cash Reserve Fund, into class A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

**Reinvest Without a Sales Charge.** You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

**Distribution Investment Program.** You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

**Letter of Intent (LOI).** If you intend to invest $50,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

**Right of Accumulation.** You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

**Systematic Withdrawal Plan.** You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

## Pricing of Fund Shares

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange ("NYSE") is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The NYSE is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by the fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or
- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

The fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

## Distributions

The fund intends to pay substantially all of its net income (including any realized net capital gains) to shareholders as dividends at least annually.

## Tax Considerations

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in the fund may have on your particular tax situation.

**Taxability of Distributions.** As long as the fund qualifies for treatment as a regulated investment company (which it has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Fund distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

**Taxability of Transactions.** When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

## Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

## Provision of Annual and Semiannual Reports and Prospectuses

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual and prospectus report will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectus be sent personally to that shareholder.

The financial highlights table is intended to help you understand the fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Deloitte & Touche LLP.

## Class A Shares

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| Per share data (for a share outstanding throughout each period): | | | | | |
| Net asset value — beginning of period | $11.34 | $ 7.71 | $ 9.42 | $ 9.06 | $10.08 |
| Income from investment operations# — | | | | | |
| Net investment loss | $ (0.10) | $ (0.07) | $ (0.11) | $ (0.09) | $ (0.10) |
| Net realized and unrealized gain (loss) on investments and foreign currency | 10.11 | 5.04 | (1.31) | 1.77 | 0.96 |
| Total from investment operations | $10.01 | $ 4.97 | $ (1.42) | $ 1.68 | $ 0.86 |
| Less distributions declared to shareholders from net realized gain on investments and foreign currency transactions | $ (1.68) | $ (1.34) | $ (0.29) | $ (1.32) | $ (1.88) |
| Net asset value — end of period | $19.67 | $11.34 | $ 7.71 | $ 9.42 | $ 9.06 |
| Total return‡ | 94.75% | 68.83% | (15.44)% | 20.26% | 10.55% |
| Ratios (to average net assets)/ Supplemental data: | | | | | |
| Expenses## | 1.24% | 1.32% | 1.43% | 1.41% | 1.28% |
| Net investment loss | (0.61)% | (0.69)% | (1.07)% | (1.09)% | (1.08)% |
| Portfolio turnover | 132% | 158% | 168% | 170% | 157% |
| Net assets at end of period (000 omitted) | $526,748 | $83,238 | $36,413 | $41,737 | $35,098 |

# Per share data are based on average shares outstanding.

## Ratios do not reflect reductions from certain expense offset arrangements.

‡ Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

## Class B Shares

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| Per share data (for a share outstanding throughout each period): | | | | | |
| Net asset value — beginning of period | $11.16 | $ 7.60 | $ 9.27 | $ 8.93 | $ 9.94 |
| Income from investment operations# — | | | | | |
| Net investment loss | $ (0.22) | $ (0.14) | $ (0.18) | $ (0.16) | $ (0.17) |
| Net realized and unrealized gain (loss) on investments and foreign currency | 9.92 | 4.97 | (1.28) | 1.75 | 0.95 |
| Total from investment operations | $ 9.70 | $ 4.83 | $ (1.46) | $ 1.59 | $ 0.78 |
| Less distributions declared to shareholders from net realized gain on investments and foreign currency transactions | $ (1.62) | $ (1.27) | $ (0.21) | $ (1.25) | $ (1.79) |
| Net asset value — end of period | $19.24 | $11.16 | $ 7.60 | $ 9.27 | $ 8.93 |
| Total return | 93.37% | 67.41% | (16.05)% | 19.36% | 9.67% |
| Ratios (to average net assets)/ Supplemental data: | | | | | |
| Expenses## | 1.99% | 2.07% | 2.18% | 2.20% | 2.13% |
| Net investment loss | (1.36)% | (1.44)% | (1.82)% | (1.87)% | (1.81)% |
| Portfolio turnover | 132% | 158% | 168% | 170% | 157% |
| Net assets at end of period (000 omitted) | $605,584 | $111,355 | $56,098 | $73,940 | $67,043 |

\# Per share data are based on average shares outstanding.

\## Ratios do not reflect reductions from certain expense offset arrangements.

## Class C Shares

| | Year Ended August 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| Per share data (for a share outstanding throughout each period): | | | | | |
| Net asset value — beginning of period | $11.01 | $ 7.53 | $ 9.19 | $ 8.85 | $ 9.91 |
| Income from investment operations# — | | | | | |
| Net investment loss | $ (0.22) | $ (0.14) | $ (0.18) | $ (0.16) | $ (0.17) |
| Net realized and unrealized gain (loss) on investments and foreign currency | 9.77 | 4.91 | (1.26) | 1.74 | 0.94 |
| Total from investment operations | $ 9.55 | $ 4.77 | $ (1.44) | $ 1.58 | $ 0.77 |
| Less distributions declared to shareholders from net realized gain on investments and foreign currency transactions | $ (1.64) | $ (1.29) | $ (0.22) | $ (1.24) | $ (1.83) |
| Net asset value — end of period | $18.92 | $11.01 | $ 7.53 | $ 9.19 | $ 8.85 |
| Total return | 93.37% | 67.33% | (16.00)% | 19.44% | 9.60% |
| Ratios (to average net assets)/ Supplemental data: | | | | | |
| Expenses## | 1.99% | 2.07% | 2.18% | 2.16% | 2.17% |
| Net investment loss | (1.36)% | (1.44)% | (1.82)% | (1.79)% | (1.90)% |
| Portfolio turnover | 132% | 158% | 168% | 170% | 157% |
| Net assets at end of period (000 omitted) | $178,008 | $18,097 | $5,607 | $5,796 | $6,860 |

# Per share data are based on average shares outstanding.
## Ratios do not reflect reductions from certain expense offset arrangements.

## Appendix A

### Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are also described, together with their risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

### Investment Techniques/Practices

| **Symbols** ✓ permitted — not permitted | |
|---|---|
| *Debt Securities* | |
| *Asset-Backed Securities* | |
| Collateralized Mortgage Obligations and Multiclass Pass-Through Securities | — |
| Corporate Asset-Backed Securities | — |
| Mortgage Pass-Through Securities | — |
| Stripped Mortgage-Backed Securities | — |
| Corporate Securities | ✓ |
| Loans and Other Direct Indebtedness | — |
| Lower Rated Bonds | ✓ |
| Municipal Bonds | — |
| Speculative Bonds | ✓ |
| U.S. Government Securities | ✓ |
| Variable and Floating Rate Obligations | ✓ |
| Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds | ✓ |
| Equity Securities | ✓ |
| *Foreign Securities Exposure* | |
| Brady Bonds | — |
| Depositary Receipts | ✓ |
| Dollar-Denominated Foreign Debt Securities | — |
| Emerging Markets | ✓ |
| Foreign Securities | ✓ |
| Forward Contracts | ✓ |
| Futures Contracts | ✓ |
| Indexed Securities | — |
| Inverse Floating Rate Obligations | — |

## Investment Techniques/Practices (continued)

| **Symbols** ✔ permitted — not permitted | |
|---|---|
| *Investment in Other Investment Companies* | |
| Open-End Funds | ✔ |
| Closed-End Funds | ✔ |
| Lending of Portfolio Securities | ✔ |
| *Leveraging Transactions* | |
| Bank Borrowings | —* |
| Mortgage "Dollar-Roll" Transactions | — |
| Reverse Repurchase Agreements | — |
| *Options* | |
| Options on Foreign Currencies | ✔ |
| Options on Futures Contracts | ✔ |
| Options on Securities | ✔ |
| Options on Stock Indices | ✔ |
| Reset Options | — |
| "Yield Curve" Options | — |
| Repurchase Agreements | ✔ |
| Restricted Securities | ✔ |
| Short Sales | ✔ |
| Short Sales Against the Box | ✔ |
| Short Term Instruments | ✔ |
| Swaps and Related Derivative Instruments | — |
| Temporary Borrowings | ✔ |
| Temporary Defensive Positions | ✔ |
| Warrants | ✔ |
| "When-issued" Securities | ✔ |

* May only be changed with shareholder approval.

## MFS® MID CAP GROWTH FUND

If you want more information about the fund, the following documents are available free upon request:

**Annual/Semiannual Reports.** These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

**Statement of Additional Information (SAI).** The SAI, dated January 1, 2001, provides more detailed information about the fund and is incorporated into this prospectus by reference.

**You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:**

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: http://www.mfs.com

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the fund are available on the EDGAR Database on the Commission's Internet website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request to the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-2594

MMC-1 12/00 607M 83/283/383/883

# Statement of Additional Information

MFS® MID CAP GROWTH FUND

JANUARY 1, 2001

INVESTMENT MANAGEMENT

*We invented the mutual fund®*

**A series of MFS Series Trust IV**
**500 Boylston Street, Boston, MA 02116**
**(617) 954-5000**

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated January 1, 2001. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

**This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.**

MMC-13 12/00 1M 83/283/383/88

El presente Documento de Información Adicional también se encuentra disponible en español. Solicite un ejemplar a un representante de servicio de MFS llamando al 1-800-225-2606. En el caso de discrepancias entre las versiones en inglés y en español, se considerará válida la version en inglés.

# Statement of Additional Information

**PART I**

*Part I of this SAI contains information that is particular to the Fund.*

## TABLE OF CONTENTS

## I DEFINITIONS

"Fund" — MFS Mid Cap Growth Fund, a non-diversified series of the Trust. The Fund was known as MFS OTC Fund until its name was changed on August 29, 1997.

"Trust" — MFS Series Trust IV, a Massachusetts business Trust, organized on September 8, 1975. The Trust was known as Massachusetts Cash Management Trust until its name was changed on August 27, 1993.

"MFS" or the "Adviser" — Massachusetts Financial Services Company, a Delaware corporation.

"MFD" or "Distributor"— MFS Fund Distributors, Inc., a Delaware corporation.

"Prospectus" — The Prospectus of the Fund, dated January 1, 2001, as amended or supplemented from time to time.

## II MANAGEMENT OF THE FUND

**The Fund**
The Fund is a non-diversified series of the Trust. The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 (the "1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

**Trustees and Officers — Identification and Background**
The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

**Trustee Compensation**
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

**Affiliated Service Provider Compensation**
Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

## III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

**Sales Charges**
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

**Distribution Plan Payments**
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

## IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the Fund. The Trustees (together with the Trustees of certain other MFS Funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS Funds (including the Fund) to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Inc. (which provides information useful to the Trustees in reviewing the relationship between the Fund and the Adviser).

## V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

## VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

## VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

**Investment Techniques, Practices and Risks**
The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The

following percentage limitations apply to these investment techniques and practices:

- Foreign Securities may be up to (but not including) 20% of net assets
- Lower Rated Bonds may not exceed 10% of net assets
- Lending of Portfolio Securities may not exceed 30% of the Fund's net assets

**Investment Restrictions**

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, or (ii) 67% or more of the outstanding shares of the Trust or the Fund or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, are represented in person or by proxy). Except with respect to the Fund's policy on borrowing and investing in illiquid securities, these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy. In the event of a violation of non-fundamental policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interest of shareholders.

The Fund may not:

(1) borrow amounts in excess of 33⅓% of its assets including amounts borrowed, and then only as a temporary measure for extra-ordinary or emergency purposes;

(2) underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding options on securities, stock indexes and foreign currency ("Options"), Options on Futures Contracts and any other type of option, Futures Contracts and any other type of futures contract and Forward Contracts) in the ordinary course of its business. The Fund reserves the freedom of action to hold and to sell real estate, mineral leases, commodities or commodity contracts (including Options, Options on Future Contracts, and any other type of option, Futures Contracts, any other type of futures contract and Forward Contracts) acquired as a result of the ownership of securities;

(4) issue any senior securities except as permitted by the Investment Company Act of 1940, as amended (the "1940 Act"). For purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), Forward Contracts, Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin, are not deemed to be the issuance of a senior security;

(5) make loans to other persons. For these purposes, the purchase of short-term commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of the Fund's assets in repurchase agreements shall not be considered the making of a loan; or

(6) purchase any securities of an issuer of a particular industry, if as a result, more than 25% of its gross assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies, and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, the Fund has the following non-fundamental policies which may be changed without shareholder approval. The Fund will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g., trading in the security is suspended, or, in the case of unlisted securities, where no market exists), unless the Board of Trustees has determined that such securities are liquid based on trading markets for the specific security if more than 15% of the Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of the Fund's limitation on investment in illiquid securities. Securities that are determined to be liquid by the Trust's Board of Trustees (or its delegee), will not be subject to this 15% limitation;

(2) invest more than 5% of the value of the Fund's net assets, valued at the lower of cost or market, in warrants. Included within such amount, but not to exceed 2% of the value of the Fund's net assets, may be warrants which are not listed on the New York or American Stock Exchange. Warrants acquired by the Fund in units or attached to securities may be deemed to be without value;

(3) invest for the purpose of exercising control or management;

(4) purchase or retain securities of an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the Trust, or is an officer or a director of the investment adviser of the Fund, if one or more of such persons also owns beneficially more than 0.5% of the securities of such issuer, and such persons owning

more than 0.5% of such securities together own beneficially more than 5% of such securities;

(5) purchase any securities or evidences of interest therein on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of any transaction and except that the Fund may make margin deposits in connection with any type of option (including Options on Futures Contracts, and options), any type of futures contract (including Futures Contracts), and Forward Contracts;

(6) sell any security which the Fund does not own unless by virtue of its ownership of other securities the Fund has at the time of sale a right to obtain securities without payment of further consideration equivalent in kind and amount to the securities sold and provided that if such right is conditional, the sale is made upon the same conditions;

(7) invest more than 5% of its gross assets in companies which, including predecessors, controlling persons, sponsoring entities, general partners and guarantors, have a record of less than three years' continuous operation or relevant business experience;

(8) pledge, mortgage or hypothecate in excess of 33½% its gross assets. For purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts and Options), any futures contract (including Futures Contracts), and Forward Contracts, and payments of initial and variation margin in connection therewith, are not considered a pledge of assets;

(9) purchase or sell any put or call option or any combination thereof, provided that this shall not prevent (a) the purchase, ownership, holding or sale of (i) warrants where the grantor of the warrants is the issuer of the underlying securities or (ii) put or call options or combinations thereof with respect to securities, indices of securities, Options on Foreign Currencies, or any type of futures contract (including Futures Contracts) or (b) the purchase, ownership, holding or sale of contracts for the future delivery of securities or currencies; or

(10) invest 25% or more of the market value of its total assets in securities of issuers in any one industry.

## VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

## IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Deloitte & Touche LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at August 31, 2000, the Statement of Operations for the year ended August 31, 2000, the Statement of Changes in Net Assets for the two years ended August 31, 1999 and August 31, 2000, the Notes to Financial Statements and the Independent Auditors' Report, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

## TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

**Trustees**

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Private Investor; Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer (until November 2000); KeySpan Corporation (energy related services), Director
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private Investor; IT Group Inc. (diversified environmental and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman; Eastern Enterprises (diversified services company), Trustee
Address: Boston Massachusetts

**Officers**

GEOFFREY L. KURINSKY,* Vice President (born 7/7/53)
Massachusetts Financial Services Company, Senior Vice President

STEPHEN E. CAVAN,* Clerk and Secretary (born 1/16/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Clerk and Assistant Secretary (born 3/6/59) Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (from September 1994 until March 1997)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (prior to September 1996).

LAURA HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

* "Interested persons" (as defined in the Investment Company Act of 1940 (the "1940 Act") of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other funds of which MFS or a subsidiary of MFS is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

## TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $1,500 per year plus $90 per meeting and $70 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The retirement age under the plan is 73.

### Trustee Compensation Table

| Trustee | Trustee Fees from Fund(1) | Retirement Benefit Accrued as Part of Fund Expense(1) | Estimated Credited Years of Service(2) | Total Trustee Fees from Fund and Fund Complex(3) |
|---|---|---|---|---|
| Jeffrey L. Shames | $ 0 | $ 0 | N/A | $ 0 |
| J. Atwood Ives | 2,592 | 706 | 15 | 132,623 |
| Lawrence T. Perera | 2,637 | 727 | 14 | 144,098 |
| William Poorvu | 2,727 | 729 | 14 | 141,338 |
| Charles W. Schmidt | 2,607 | 701 | 7 | 137,678 |
| Arnold D. Scott | 0 | 0 | N/A | 0 |
| Elaine R. Smith | 2,867 | 778 | 25 | 144,908 |
| David B. Stone | 3,120 | 805 | 7 | 151,418 |

(1) For the fiscal year ended August 31, 2000.

(2) Based upon normal retirement age of 73 (age 74 for Mr. Stone).

(3) Information provided is provided for calendar year 1999. All Trustees receiving compensation served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

### Estimated Annual Benefits Payable by Fund Upon Retirement(4)

| | Years of Service | | | |
|---|---|---|---|---|
| Average Trustee Fees | 3 | 5 | 7 | 10 or more |
| $2,333 | $350 | $583 | $ 816 | $1,116 |
| 2,553 | 383 | 638 | 893 | 1,276 |
| 2,772 | 416 | 693 | 970 | 1,386 |
| 2,992 | 449 | 748 | 1,047 | 1,496 |
| 3,212 | 482 | 803 | 1,124 | 1,606 |
| 3,432 | 515 | 858 | 1,201 | 1,716 |

(4) Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

## AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

| Fiscal Year Ended | Paid to MFS for Advisory Services | Amount Waived by MFS | Paid to MFS for Administrative Services | Paid To MFSC for Transfer Agency Services | Amount Waived by MFSC | Aggregate Amount Paid to MFS and MFSC |
|---|---|---|---|---|---|---|
| August 31, 2000 | $4,784,189 | N/A | $97,576 | $637,892 | N/A | $5,519,657 |
| August 31, 1999 | 1,185,344 | N/A | 20,200 | 168,148 | N/A | 1,373,692 |
| August 31, 1998 | 972,215 | N/A | 18,411 | 152,959 | N/A | 1,143,585 |

# SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

## Sales Charges

The following sales charges were paid during the specified periods:

| | Class A Initial Sales Charges: | | | CDSC Paid to MFD on: | | |
|---|---|---|---|---|---|---|
| Fiscal Year End | Total | Retained By MFD | Reallowed to Dealers | Class A Shares | Class B Shares | Class C Shares |
| August 31, 2000 | $4,745,497 | $699,333 | $4,046,164 | $9,532 | $228,343 | $22,225 |
| August 31, 1999 | 430,900 | 62,134 | 368,766 | 847 | 119,773 | 6,491 |
| August 31, 1998 | 282,205 | 44,488 | 237,717 | 3,036 | 109,015 | 3,111 |

## Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

| Amount of Purchase | Dealer Reallowance as a percent of Offering Price |
|---|---|
| Less than $50,000 | 5.00% |
| $50,000 but less than $100,000 | 4.00% |
| $100,000 but less than $250,000 | 3.20% |
| $250,000 but less than $500,000 | 2.25% |
| $500,000 but less than $1,000,000 | 1.70% |
| $1,000,000 or more | None* |

* A CDSC will apply to such purchase.

## Distribution Plan Payments

During the fiscal year ended August 31, 2000, the Fund made the following Distribution Plan payments:

| | Amount of Distribution and Service Fees: | | |
|---|---|---|---|
| Class of Shares | Paid By Fund | Retained By MFD | Paid To Dealers |
| Class A Shares | $ 608,076 | $ 29,262 | $578,814 |
| Class B Shares | 3,105,456 | 2,346,918 | 758,538 |
| Class C Shares | 774,365 | 1,450 | 772,915 |

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

# PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

## Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

| Fiscal Year End | Brokerage Commissions Paid by Fund |
|---|---|
| August 31, 2000 | $1,414,866 |
| August 31, 1999 | 530,846 |
| August 31, 1998 | 326,715 |

## Securities Issued By Regular Broker-Dealers

During the fiscal year ended August 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of August 31, 2000:

| Broker-Dealer | Value of Securities |
|---|---|
| NONE | |

## SHARE OWNERSHIP

### Ownership By Trustees and Officers

As of November 30, 2000, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund's shares.

### 25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) as of November 30, 2000, and are therefore presumed to control the Fund:

| Name and Address of Investor Percentage Ownership | Jurisdiction of Organization (If a Company) |
|---|---|
| None | |

### 5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares as of November 30, 2000:

| Name and Address of Investor Ownership | Percentage |
|---|---|
| MLPF&S for the Sole Benefit of its Customers<br>Attn: Fund Administration 97C41<br>4800 Deer Lake Drive E FL 3<br>Jacksonville, FL 32246-6484 | 7.48% of Class B shares |
| MFS Defined Contribution Plan<br>c/o Chris Charron<br>Mass Financial Services<br>500 Boylston Street<br>Boston, MA 02116-3740 | 6.63% of Class I shares |
| MLPF&S for the Sole Benefit of its Customers<br>Attn: Fund Administration 97JT8<br>4800 Deer Lake Drive E 3rd FL<br>Jacksonville, FL 32246-6484 | 12.84% of Class C shares |
| Farmers & Merchants Trust Company<br>20 South Main Street<br>PO Box 6010<br>Chambersburg, PA 17201-6010 | 8.72% of Class I shares |

## PERFORMANCE INFORMATION

All performance quotations are as of August 31, 2000.

| | Average Annual Total Returns | | | Actual 30-Day Yield (Including Waivers) | 30-Day Yield (Without Any Waivers) | Current Distribution Rate† |
|---|---|---|---|---|---|---|
| | 1 year | 5 years | Life* | | | |
| Class A Shares, with initial sales charge (5.75%) | 83.55% | 28.35% | 25.48% | N/A | N/A | N/A |
| Class A Shares, at net asset value | 94.75% | 29.88% | 26.58% | N/A | N/A | N/A |
| Class B Shares, with CDSC (declining over 6 years from 4% to 0%) | 89.37% | 28.75% | 25.51% | N/A | N/A | N/A |
| Class B Shares, at net asset value | 93.37% | 28.89% | 25.51% | N/A | N/A | N/A |
| Class C Shares, with CDSC (1% for first year) | 92.37% | 28.89% | 25.54% | N/A | N/A | N/A |
| Class C Shares, at net asset value | 93.37% | 28.89% | 25.54% | N/A | N/A | N/A |
| Class I Shares, at net asset value | 95.21% | 30.09% | 26.74% | N/A | N/A | N/A |

* From commencement of the Fund's investment operations on December 1, 1993.

The Fund commenced investment operations on December 1, 1993, with the offering of class A shares and class B shares, and subsequently offered class C and class I shares on August 1, 1994 and January 2, 1997, respectively. Class C share performance includes the performance of the Fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares rather than the CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar, this blended class C share performance is similar to what the performance of C shares would have been had class C shares been offered for the entire period.

Class I share performance includes the performance of the Fund's class A shares for periods prior to the offering of class I shares. This blended class I share performance has been adjusted to take into account the fact that class I shares have no initial sales charge (load). This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class I shares are lower than those of class A shares, this blended class I share performance is lower than what the performance of class I shares would have been had class I shares been offered for the entire period. If you would like the Fund's current yield, contact the MFS Service Center at the toll free number set forth on the back cover page of Part II of this SAI.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.